UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM SB-1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                  Amendment No.

                                 TMEX USA, Inc.
                 (Name of small business issuer in its charter)

Nevada                                          4812                                                33-0248339
(State or incorporation of          (Primary Standard Industrial           (I.R.S. Employer Identification No.
incorporation or organization)       Classification Code Number)

       5031 Birch Street, Suite G, Newport Beach, CA 92660 (949) 863-9872
          (Address and telephone number of principal executive offices)


                           Thomas E. Stepp, Jr., Esq.
                              Stepp & Beauchamp LLP
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                             Telephone: 949.660.9700
                             Facsimile: 949.660.9010
            (Name, Address and Telephone Number of Agent for Service)

Approximate date of proposed sale to the public:

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================
  Title of Each Class of          Amount to be        Proposed Maximum Offering     Proposed Maximum Aggregate          Amount of
Securities to be Registered        Registered             Price Per Unit(1)             Offering Price(1)           Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
       Common Stock,
      $.001 par value              4,347,826                    $1.15                     $4,999,999.90                 $1,320.00
====================================================================================================================================

(1) Calculated pursuant to Rule 457(c) of Regulation C using the average of the bid and ask prices per share of the Registrant's common stock, as reported on the National Quotation Bureau's Electronic Pink Sheets as of April 26, 2000.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Inside Front and Outside Back Cover Pages of Prospectus.

                             Preliminary Prospectus
                                 TMEX USA, Inc.
                              a Nevada corporation

                4,347,826 shares of $.001 Par Value Common Stock

This prospectus relates to 4,347,826 shares of our $.001 par value common stock of TMEX USA, Inc., a Nevada corporation. We are offering for sale 4,347,826 shares of our $.001 par value common stock on a "best efforts" basis pursuant to this Registration Statement on Form SB-1.

We will realize $4,999,999.90 from the sale of 4,347,826 shares of our $.001 par value common stock, and will use those funds to pay for the costs of the offering, for working capital, sales and marketing of our products and to fund the expansion of our telecommunications network infrastructure. All expenses of registration incurred in connection with this offering will be paid by us.

Any broker-dealers participating in the distribution of the shares of our $.001 par value common stock may be deemed to be "underwriters" within the meaning of the 1933 Act, and any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under the 1933 Act.

The shares of our $.001 par value common stock being offered pursuant to this Registration Statement on Form SB-1 have not been registered for sale by us pursuant to the securities laws of any state as of the date of this prospectus. Brokers or dealers effecting transactions in the shares of our $.001 par value common stock should confirm the registration thereof under the securities laws of the states in which transactions occur or the existence of any exemption from registration.

See "Risk Factors" on pages 7 to 11 for factors to be considered before investing in the shares of our $.001 par value common stock.

These securities have not been approved or disapproved by the securities and exchange commission or any state securities commission nor has the securities and exchange commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                   The date of this prospectus is May 1, 2000.
                             Subject to Completion.

                   PART I - INFORMATION REQUIRED IN PROSPECTUS


                                TABLE OF CONTENTS

         Caption                                                                                           Page
         -------                                                                                           ----
Summary Information and Risk Factor............................................................................5
Risk Factors...................................................................................................6
                           We Have a Limited Operating History.................................................6
                           We Are in a Very Competitive Industry...............................................6
                           Risks of International Sales and Operations.........................................7
                           Political Instability of Mexican Government.........................................7
                           Mexican Currency Fluctuations.......................................................7
                           Telecommunications Industry.........................................................8
                           Government Regulation...............................................................8
                           We Depend on Third-Party Transmission Providers.....................................8
                           Product Obsolescence................................................................8
                           Future Capital Needs and Uncertainty of Additional Funding..........................8
                           Limited Protection of Proprietary Technology........................................8
                           We Must Adapt to Rapid Technological Change.........................................9
                           We Rely on Key Personnel............................................................9
                           Growth of Business..................................................................9
                           Conflicts of Interest...............................................................9
                           Limitation of Liability of Officers and Directors of the Company....................9
                           Penny Stock Regulation.............................................................10
                           Control by Existing Shareholders...................................................10
                           Securities Market Factors..........................................................10
                           No Foreseeable Dividends...........................................................10
                           No Assurances of Revenue or Operating Profits......................................10
                           Impact of the Year 2000............................................................10
    Business and Properties...................................................................................10
                           Our Background and Development.....................................................10
                           Our Business and Communications Network............................................10
                           Products and Services..............................................................11
                           Voice Services.....................................................................11
                           Debit Card Services................................................................11
                           Network Services...................................................................11
                           Internet Services..................................................................11
                           Consulting Services................................................................11
                           Networking Switches................................................................11
                           Our Target Markets and Channels of Distribution....................................11
                           Our Major Customer.................................................................11
                           Our Suppliers......................................................................12
                           Our Competition....................................................................12
                           Our Intellectual Property..........................................................12
                           Our Research and Development.......................................................12
                           Our Mexican Subsidiaries...........................................................12
                           Government Regulation..............................................................13
                           Hazardous Materials; Environmental Matters.........................................13
                           Employees..........................................................................13
                           Our Property.......................................................................13
                           Our Facilities.....................................................................14
    Offering Price Factors....................................................................................14
                           Reports to Securities Exchange Commission ("SEC")..................................14

                           Price Range of Common Stock........................................................14
    Use of Proceeds...........................................................................................15
    Capitalization16..........................................................................................12
    Description of Securities.................................................................................16
    Plan of Distribution......................................................................................16
    Dividends, Distributions and Redemptions..................................................................17
    Officers, Directors and Key Personnel of the Company......................................................17
    Principal Stockholders....................................................................................18
                           Beneficial Ownership...............................................................19
                           Changes in Control.................................................................19
    Management Relationships, Transaction and Remuneration....................................................19
                           Summary Compensation Table.........................................................19
                           Compensation of Directors..........................................................20
                           Employment Contracts...............................................................20
                           Consulting Agreements..............................................................20
                           Shares Issued as Compensation for Services.........................................20
                           Related Party Transactions.........................................................21
    Litigation    ............................................................................................21
    Federal Tax Aspects.......................................................................................22
    Miscellaneous Factors.....................................................................................22
    Financial Statements......................................................................................23
    Management's Discussion and Analysis of Certain Relevant Factors .........................................23
    Significant Parties.......................................................................................26
    Relationship with Issuer of Experts Named in Registration Statement.......................................26
    Selling Security Holders..................................................................................26
    Changes in and Disagreements with Accountants.............................................................26
    Disclosure of Commission Position on Indemnification for Securities Act Liabilities.......................29

    PART II - INFORMATION NOT REQUIRED IN PROSPECTUS..........................................................29

    Indemnification of Directors and Officer..................................................................29
    Other Expenses of Issuance and Distribution...............................................................29
    Undertakings  29
    Unregistered Securities Issued or Sold Within One Year....................................................30
    Index to Exhibits.........................................................................................30
    Description of Exhibits...................................................................................23
    Signatures    ............................................................................................32
    Consent of Independent Auditors...........................................................................33

Prospectus Summary


The Company:                  Our  principal  business  address  is  5031  Birch
                              Street, Suite G, Newport Beach,  California 92660;
                              telephone number (949) 863-9872.

Business of the               We   are   an   international   telecommunications
Company:                      provider of  wholesale  and retail  voice,  video,
                              data,  private network,  and Internet services via
                              our  computer  network  and  laser   communication
                              connection  from the United  States to Mexico.  We
                              utilize  communications  technology,   tested  and
                              approved by telecommunications  carriers, to niche
                              markets  and  deliver  a full  range  of  services
                              through  our   network.   We  are   committed   to
                              evaluating  new  technologies  and  continuing  to
                              improve  our  network  services,   locations,  and
                              savings to our customers.

                              In September 1998, we installed the first cross border laser communications system designed to connect Laredo, Texas to Nuevo Laredo, Mexico. The combination of wireless and fiber technology which is utilized at the border crossing was originally designed for expansion of our Asynchronous Transfer Mode (ATM) Network and allows us to cross the terrain barrier of the Rio Grande River. We began offering Mexican voice and data communications services to U.S. Telecom Corporation through this laser connection by establishing a contractual relationship through our Mexican subsidiary with Alestra (AT&T), a major licensed Mexican phone carrier.

State  of  organization  of   Swiss Cellular Laboratories, Inc. was incorporated
the Company:                  pursuant  to the laws of the  State of  Nevada  on
                              July 29, 1987. On June 30, 1995, we changed our name to TMEX USA, Inc.



Risk Factors:                 A purchase of shares of our $.001 par value common
                              stock   involves   various   risks  that  must  be
                              considered  carefully by any potential  purchaser.
                              Those  risks  include,  but  are  not  necessarily
                              limited to, (i) there can be no assurance that our
                              products  and services  will  achieve  significant
                              market   acceptance,   and  that  acceptance,   if
                              achieved,  will be sustained  for any  significant
                              period or that  product  and  service  life cycles
                              will be  sufficient  (or  substitute  products and
                              services   developed)  to  permit  us  to  recover
                              associated costs; (ii) we have a limited operating
                              history upon which an  evaluation of our prospects
                              can be made;  (iii) our officers and directors may
                              be subject to various conflicts of interest;  (iv)
                              substantially all of our products and services are
                              subject to significant regulation, and, therefore,
                              our ability to generate  significant revenues will
                              depend upon,  among other  things,  our ability to
                              comply  with  all  such   regulations,   laws  and
                              statutes,  both in the United  States and in other
                              countries;   (v)  we  may  be  required  to  raise
                              substantial   funds  in  order  to  implement  our
                              business  plans  and  objectives;   (vi)  we  have
                              significant       competition      from      other
                              telecommunications   providers,   suppliers,   and
                              distributors;  (vii) our results of operations may
                              vary  from  period  to  period  as a  result  of a
                              variety  of  factors;  (viii)  the  market for our
                              products   and   services  is   characterized   by
                              continuous  development  and  introduction  of new
                              products and services;  (ix)  changing  political,
                              economic and regulatory  influences may affect our
                              business  practices  and  operations;  (x)  we are
                              dependent  on our key  personnel  and  management;
                              (xi)  we do not  anticipate  paying  dividends  on
                              shares of our $.001 par value  common stock in the
                              foreseeable  future;  and  (xii)  there  can be no
                              assurance   that  our   operations   will   become
                              profitable.

The Shares:                   We are offering for sale  4,347,826  shares of our
                              $.001 par value common stock on a "best efforts" basis pursuant to this Registration Statement on Form SB-1.

Estimated use of              We will  realize  $4,999,999.90  from  the sale of
proceeds:                     4,347,826  shares of our  $.001  par value  common
                              stock, and will use those funds to pay for the costs of the offering, for working capital, sales and marketing of our products and to expand our telecommunications and networking infrastructure.


                                  RISK FACTORS

In addition to the other information specified in this prospectus, the following risk factors should be considered carefully in evaluating our business and us before purchasing any of the shares of our $.001 par value common stock offered hereby. A purchase of the shares of our $.001 par value common stock offered hereby is speculative in nature and involves a high degree of risk. No purchase of the shares of our $.001 par value common stock should be made by any person who is not in a position to lose the entire amount of such investment.

THIS PROSPECTUS SPECIFIES FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SPECIFIED IN THE FOLLOWING RISK FACTORS AND ELSEWHERE IN THIS PROSPECTUS. PROSPECTIVE PURCHASERS OF SHARES MUST BE PREPARED FOR THE POSSIBLE LOSS OF THEIR ENTIRE INVESTMENTS IN THE COMPANY. THE ORDER IN WHICH THE FOLLOWING RISK FACTORS ARE PRESENTED IS ARBITRARY, AND PROSPECTIVE PURCHASERS OF SHARES SHOULD NOT CONCLUDE, BECAUSE OF THE ORDER OF PRESENTATION OF THE FOLLOWING RISK FACTORS, THAT ONE RISK FACTOR IS MORE SIGNIFICANT THAN THE OTHER RISK FACTORS.

Information specified in this Prospectus contains "forward looking statements" which can be identified by the use of forward-looking terminology such as "believes", "could", "possibly", "probably", "anticipates", "estimates", "projects", "expects", "may", "will", or "should" or the negative thereof or other variations thereon or comparable terminology. Such statements are subject to certain risks, uncertainties and assumptions. No assurances can be given that the future results anticipated by the forward looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the future results covered in such forward-looking statements. Among the key factors that have a direct bearing on the Company's results of operations are the effects of various governmental regulations, the fluctuation of the Company's direct costs and the costs and effectiveness of the Company's operating strategy. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements.

We Have a Limited Operating History. We have a limited operating history upon which an evaluation of our prospects can be made. Our prospects must be considered speculative, considering the risks, expenses, and difficulties frequently encountered in the establishment of a new business, specifically the risks inherent in the development of our telecommunications and computer networking infrastructure. There can be no assurance that unanticipated technical or other problems will not occur which would result in material delays in future product and service commercialization or that our efforts will result in successful product and service commercialization. There can be no assurance that we will be able to achieve profitable operations.

We Are in a Very Competitive Industry. Competition in the telecommunications industry, generally, is intense. We compete directly with other companies and businesses that have developed and are in the process of developing technologies and products which will be competitive with our products. There can be no assurance that other technologies or products which are functionally equivalent or similar to our technologies and products have not been developed or are not in development. We expect that companies or businesses which may have developed or are developing such technologies and products as well as other companies and businesses which have the expertise which would encourage them to develop and market products directly competitive with those developed and marketed by us. Many of these competitors have greater financial and other resources, and more experience in research and development, than us.

There can be no assurance that competitors have not or will not succeed in developing technologies and products that are more effective than any which have been or are being developed by us or which would render our products obsolete and noncompetitive. Most of our competitors have substantially greater experience, financial and technical resources and production, marketing and development capabilities than we do. We will also compete with respect to the efficiency of our telecommunications infrastructure and sales and marketing capabilities. To the extent that customers exhibit loyalty to the supplier that first supplies them with a particular service or technology, our competitors may have an advantage over us with respect to services and technologies first developed by such competitors. As a result of their size and breadth of their service offerings, certain of these competitors have been and will be able to establish managed accounts by which they seek to gain a disproportionate share of users for their services and technologies. Such managed accounts present significant competitive barriers to us. There can be no assurance that competitors have not or will not succeed in developing technologies and services that are more effective than any which have been or are being developed by us or which would render our products obsolete and noncompetitive.

Risks of International Sales and Operations. Revenue from the sale of our products and services are derived from customers located outside the United States. Because some of our customers may be located in other countries, international sales account for a notable portion of our revenues. There can be no assurance that we will be able to manage these operations effectively or that our activities will enable us to compete successfully in international markets or to satisfy the service and support requirements of our customers. Additionally, a significant portion of our sales and operations could be subject to certain risks, including tariffs, and other barriers, difficulties in staffing and managing foreign subsidiary and branch operations, currency exchange risks and exchange controls, potentially adverse tax consequences and the possibly of difficulty in accounts receivable collection. Further, while we have experienced no difficulty to date in complying with applicable export controls, these rules could change in the future and make it more difficult or impossible for us to export our products to various countries. There can be no assurance that any of these factors will not have a material adverse effect on our business, financial condition and results of operations.

Our products and services are subject to numerous foreign government standards and regulations that are continually being amended. Although we will endeavor to satisfy foreign technical and regulatory standards, there can be no assurance that our products and services will comply with foreign government standards and regulations, or changes thereto, or that it will be cost effective to redesign our products or services to comply with such standards or regulations. Our inability to design or redesign products or services to comply with foreign standards could have a material adverse effect on our business, financial condition and results of operations.

Political Instability of Mexican Government. Mexico is subject to changing political, economic and regulatory influences that may affect our business practices and operations. The North American Free Trade Agreement has fostered ties between Mexico, the United States and Canada by removing trade restrictions. However, broad political and economic reforms that are supported by Mexican President Ernesto Zedillo and designed to guarantee free and fair elections may significantly influence the political stability of Mexico. Any of these influences could have a material adverse effect on our business, financial condition and results of operations. We cannot predict what impact, if any, such factors might have on our business, financial condition and results of operations.

Mexican Currency Fluctuations. Currency risks and fluctuations in exchange rates are an important consideration for lenders and investors. We currently have operations in Mexico and therefore anticipate that some of our transactions may involve the use of the Mexican Peso, the official currency of Mexico. Throughout the 1990s, the Mexican Peso was extremely volatile and we anticipate that the Mexican Peso will continue to display such volatility. Although management will monitor our exposure to currency fluctuations, there can be no assurance that exchange rate fluctuations will not have a material adverse effect on our results of operations or financial condition.

Telecommunications Industry. A significant portion of our assets consist principally of intangible assets in a form of relationships with customers and telecommunications services suppliers and licensees. The future value of our telecommunications interests depends significantly on the success of our operations and the growth of the telecommunications industry in general. The telecommunications industry may be affected by, among other things, (a) changes in governmental regulation, (b) changes in the competitive environment, and (c) changes in technology. As a consequence, our profitability in the future may be significantly greater or less than present.

Government Regulation. The licensing, operation, sale, and acquisition of telecommunications services are regulated by the Federal Communications Commission ("FCC"). Telecommunications licenses may be revoked for cause and license renewal applications may be denied if the FCC determines that renewal would not serve the public interest. In addition, certain aspects of telecommunications, including, but not limited to, rates and resale of telecommunication services, may be subject to public utility regulation in the states in which such service is provided. Changes in regulation of telecommunications activities may be proposed by the FCC and legislation may be introduced in Congress or state legislatures from time to time that, if enacted, could have a material adverse affect on the telecommunications industry and, therefore, on the business of the Company.

We Depend on Third-Party Transmission Providers. We depend upon various third parties for the transmission of telecommunications signals and other data, which services will be provided to us pursuant to agreements with such providers. Inasmuch as the capacity for transmission by certain third parties is limited, our inability, for economic or other reasons, to continue to transmit data by way of existing providers or to obtain telecommunications services from additional providers could have a material adverse effect on our business, financial condition and results of operation.

Product Obsolescence. The market for consumer telecommunications products is characterized by rapidly changing technology which could result in product obsolescence or short product life cycles. Similarly, consumer interest in such products tends to be short, and the industry is characterized by continuous development and introduction of new products and services to replace outdated products. Accordingly, our ability to compete will be dependent upon our ability to continually enhance and improve its products and services and provide new and innovative products and services. There can be no assurance that competitors will not develop technologies or products that render our products and services obsolete or less marketable. We also will be required to adapt to technological changes in the industry and develop products and services to satisfy evolving industry or customer requirements, any of which could require the expenditure of significant funds and resources.

Future Capital Needs and Uncertainty of Additional Funding. The telecommunications industry is rapidly changing through the continuous development and introduction of new products and services. Our strategy for growth is substantially dependent upon our ability to successfully develop our telecommunications infrastructure. Accordingly, our ability to compete may be dependent upon our ability to enhance our products continually. There can be no assurance that competitors will not develop technologies or products that render our products obsolete or less marketable. We may be required to adapt to technological changes in the industry and develop products to satisfy evolving industry or customer requirements, any of which could require the expenditure of significant funds. At this time, we do not have a source of commitment for such funds. Continued refinement and improvement costs are risks inherent in infrastructure development, including unanticipated technical or other problems which could result in material delays in product commercialization.

Limited Protection of Proprietary Technology. We will attempt to protect our proprietary technology through the enforcement of our patent and by applying for additional patent protection when appropriate. We exclusively own any and all software and other technology that we develop and we regard such technology as proprietary. We may rely on a combination of patent, trademark and trade secret laws, as well as contractual restrictions on disclosure, copying and distribution (including but not limited to confidentiality agreements with our employees and subcontractors), to attempt to protect our intellectual property rights in our products and services. There is a possibility that such patent, trademark and trade secret laws, as well as such confidentiality agreements, may not be enforceable in certain jurisdictions. It may be possible for unauthorized third parties to copy our products or to reverse engineer or obtain and use information that we regard as proprietary. There can be no assurance that our competitors will not independently develop technologies that are substantially equivalent or superior to our technologies. In addition, because we anticipate selling our products and services internationally, the laws of certain countries in which our products and services are or may be distributed or utilized may not protect our products and intellectual rights to the same extent as the laws of the United States. There can be no assurance that third parties will not assert infringement claims against us in the future or that any such assertion will not result in costly litigation or require us to obtain a license to intellectual property rights of third parties. If we are required to obtain such licenses, there can be no assurance that such licenses will be available on reasonable terms, or at all. Moreover, in the event we were forced to sue third parties for patent infringement or unfair competition, such litigation can be extremely costly and time consuming, and may have a significant adverse affect on our business and operations, even if we prevail in such lawsuit.

We Must Adapt to Rapid Technological Change. The telecommunications and computer networking industry is characterized by rapidly changing technology, resulting in short product life cycles and rapid price declines. We must continuously update our existing and planned products and services to keep them current with changing technologies and must develop new products and services, to take advantage of new technologies that could render our existing products and services obsolete. Our future prospects are highly dependent on our ability to increase the functionality of our products and services in a timely manner and to develop new products that address new technologies and achieve market acceptance. There can be no assurance that we will be successful in these efforts. If we were unable to develop and introduce such products and services in a timely manner, due to resource constraints or technological or other reasons, this inability could have a material adverse effect on our results of operations. In particular, the introduction of new products and services are subject to the inherent risk of development delays and delays in obtaining regulatory approvals, all of which are beyond our control.

We Rely on Our Key Personnel. Our future success will depend on the service of our key personnel and, additionally, our ability to identify, hire and retain additional qualified personnel. There is intense competition for qualified personnel in the telecommunications and computer networking field, and there can be no assurance that we will be able to continue to attract and retain such personnel necessary for the development of our business. Because of the intense competition, there can be no assurance that we will be successful in adding personnel as needed to satisfy our staffing requirements. Failure to attract and retain key personnel could have a material adverse effect on the Company.

Growth of Business. We expect to experience growth and expect such growth to continue for the foreseeable future. Our growth may place a significant strain on our management, financial, operating and technical resources. Our ability to manage future growth will depend upon a significant expansion of our accounting and other internal management systems and the implementation and subsequent improvement of a variety of systems, procedures, and controls. Moreover, we will need to continue to train, motivate, and manage our employees and attract and retain qualified senior managers and technical professionals. If our management is unable to manage growth effectively, there could be a material adverse effect on our business, financial condition, and operating results.

Conflicts of Interest. The persons serving as our officers and directors may have existing responsibilities and, in the future, may have additional responsibilities, to provide management and services to other entities in addition to the Company. As a result, conflicts of interest between the Company and the other activities of those persons may occur from time to time, in that those persons shall have conflicts of interest in allocating time, services, and functions between the other business ventures in which those persons may be or become involved and, also, the affairs of the Company .

Limitation on Liability of Officers and Directors of the Company. Our Articles of Incorporation includes a provision eliminating or limiting the personal liability of the officers and directors of the Company to the Company and its shareholders for damages for breach of fiduciary duty as a director or officer. Accordingly, the officers and directors of the Company may have no liability to the shareholders of the Company for any mistakes or errors of judgment or for any act of omission, unless such act or omission involves intentional misconduct, fraud, or a knowing violation of law or results in unlawful distributions to the shareholders of the Company.

DISCLOSURE OF OPINION OF COMMISSION REGARDING INDEMNIFICATION FOR SECURITIES ACT
LIABILITIES:

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING PURSUANT TO THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT OF 1933 AND IS, THEREFORE, UNENFORCEABLE.

Penny Stock Regulation. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which specifies information about penny stocks and the nature and significance of risks of the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If our common stock becomes subject to the penny stock rules, purchasers of Shares may find it more difficult to sell their Shares.

Control by Existing Security Holders. Our directors, officers and principal (greater than 5%) Security Holders, taken as a group, together with their affiliates, beneficially own, in the aggregate, approximately 37.64% of our issued and outstanding shares of $.001 par value common stock. Certain principal security holders are directors or executive officers of the Company. As a result of such ownership, these security holders may be able to exert significant influence, or even control, matters requiring approval by the security holders of the Company, including the election of directors.

Business and Properties.

Our Background and Development. TMEX USA, Inc., a Nevada corporation, formerly Swiss Cellular Laboratories, Inc. ("Company"), was incorporated pursuant to the laws of the State of Nevada on July 29, 1987, as a wholly owned subsidiary of NuTek, Inc., a Nevada corporation, formerly Swiss Technique, Inc. ("NuTek"). On June 30, 1995, NuTek distributed 270,042 of the 300,000 outstanding shares of the Company's $.001 par value common stock which NuTek then held as a dividend to the shareholders of record of NuTek on a pro rata basis. The distribution of those shares of the Company's $.001 par value common stock to the shareholders of NuTek was effected for the purpose of facilitating the Company's ability to expand and diversify its business. On June 30, 1995, the Company changed its name to TMEX USA, Inc.

On April 30, 1996, the Company and TMEX USA, Inc. a Missouri corporation ("TMEX Missouri") entered into a Plan of Reorganization and Agreement whereby the Company issued 1,300,000 shares of common stock in exchange for the assets of TMEX Missouri, valued at $488,220. Subsequent to that reorganization, TMEX Missouri was wound up and dissolved.

Our Business and Communications Network. We are an international telecommunications provider of wholesale and retail voice, video, data, private network, and Internet services via our computer network and laser communication connection from the United States to Mexico. We utilize communications technology, tested and approved by telecommunications carriers, to niche markets and deliver a full range of services through our network. We are committed to evaluating new technologies and continuing to improve our network services, locations, and savings to our customers.

In September 1998, we installed the first cross border laser communications system designed to connect Laredo, Texas to Nuevo Laredo, Mexico. The combination of wireless and fiber technology which is utilized at the border crossing was originally designed for expansion of our Asynchronous Transfer Mode
(ATM) Network and allows us to cross the terrain barrier of the Rio Grande River. We began offering Mexican voice and data communications services to U.S. Telecom Corporation through this laser connection by establishing a contractual relationship through our Mexican subsidiary with Alestra (AT&T), a major licensed Mexican phone carrier.

Products and Services.

Our   service    capabilities   include   voice,   debit   access,   video   and
e-commerce/internet, although we concentrate our marketing efforts on voice and debit calling card access.

Voice Services. In the telecommunications market, we provide standard voice telephone services to support international telephone traffic to Mexico. We anticipate that we will contract with various United States carriers for initial system usage of approximately 20.4 million minutes per month. We anticipate an average margin of 1.83 cents per minute for telephone calls utilizing our network into Mexico. By servicing these contracts, we anticipate that we can generate gross profits of approximately $360,000 per month.

Debit Card Services. We provide telephone services to Mexico via debit card access. Calls originate within the United States, are routed within the United States (domestically) as well as to Mexico (internationally). We are currently negotiating with United States carriers and distributors to provide international debit calls from the United States to other markets, such as Central and South America, Europe and Asia. We believe that our pricing is competitive with the pricing of other wholesale carriers for the international calls to Mexico. Our current debit card program targets Hispanic groups living within the United States who make long distance international calls.

Network Services. Our high speed ATM network supports all of a business' international data, voice, or video requirements for service by one carrier. We can provide secure private computer networks, telecommunication switch networks and private voice communication networks within a fully integrated ATM system.

Internet Services. We provide standard Internet Service Provider (ISP) services to the general public. These services include internet access, web hosting, web page design, name registration, mail services and off-site data storage.

Consulting Services. We can assist small to medium size businesses with all of their communication requirements. We provide full "turn key" services to update existing network infrastructure, integrate Mexico calling services and provide computer network consultations and recommendations.

Networking Switches. Our networking switches are supported by a fault tolerant ATM system, which insures services are delivered over our network. Our switches utilize Cabletron Systems as the primary switching source.

Our Target Markets and Channels of Distribution. Our customers consist of wholesalers who purchase minutes of international telephone time to Mexico. Communication quality, bandwidth and cost are priorities of these customers. Utilizing our technologies, these customers receive high quality service and benefit from reduced costs.

We expect that we can substantially increase our revenue with these customers and other carriers to the Mexican market. We also expect to expand our network to other markets.

Our Major Customer. Our major customer is Clifton Digital, Inc., one of the largest marketers of debit calling cards in the United States. We recently executed an addendum to our existing agreement with Clifton Digital, Inc., for us to provide international service on telephone calls placed using the Clifton calling cards. These calling cards are targeted to specific retailers throughout the United States, such as 7-11 and Circle K stores, for their customers. The contract with Clifton Digital, Inc. provides that we will sell $5 million of debit calling card minutes each month for a twelve-month period after an adequate introductory period. We are currently negotiating with other companies in order to reduce our reliance on the contract with Clifton Digital, Inc.

Our Suppliers. Our network has been developed using products supplied by the following three primary vendors: (i) Cabletron Systems, Inc., a Delaware corporation ("Cabletron"); (ii) AstroTerra Corporation, a California
corporation; and (iii) FORE Systems, Inc., a Delaware corporation ("FORE Systems"). Cabletron provides the ATM system and data access products, as well as the switch routers and Internet switches and routers utilized for our telecommunications network. FORE Systems provides the ATM access network which interconnects our clients with our network and destination services. AstroTerra provides a laser communications system which transmits communications via a wireless optical communications system across the border of the United States and Mexico which is separated by the Rio Grande River.

Our Competition. Our competitors for our debit calling card business include companies which provide low cost telecommunications service to Mexico, such as Blackstone, Inc.; U.S. South Communications, Inc.; and RSL Communications Ltd. Our competitors for our wholesale minutes business include companies such as Bordercom International, RSL Communications Ltd., Qwest Communications, Sprint and AT&T. We believe our competitive advantages include low cost service, the ability to supply niche markets with increased bandwidth, and our history of established business in Mexico.

However, competition in the telecommunications industry, generally, is significant. We compete directly with other companies and businesses that have developed and are in the process of developing technologies and products which will be competitive with the products developed and offered by us. There can be no assurance that other technologies or products which are functionally equivalent or similar to our technologies and products have not been developed or are not in development. We expect that there will be companies or businesses which may have developed or are developing such technologies and products as well as other companies and businesses which have the expertise which would encourage them to develop and market products directly competitive with those developed and marketed by us. Many of these competitors have greater financial and other resources, and more experience in research and development, than us.

Our Intellectual Property. Our success depends in part upon our ability to preserve our trade secrets, obtain and maintain patent protection for our technologies, products and processes, and operate without infringing the proprietary rights of other parties. However, we rely on certain proprietary technologies, trade secrets, and know-how that are not patentable. Although we may take action to protect our unpatented trade secrets, our technology and our proprietary information, in part, by the use of confidentiality agreements with our employees, consultants and certain of our contractors, there can be no assurance that (i) these agreements will not be breached, (ii) we would have adequate remedies for any breach; or (iii) our proprietary trade secrets and know-how will not otherwise become known or be independently developed or discovered by competitors. There is also no assurance that our actions will be sufficient to prevent imitation or duplication of either our products and services by others or prevent others from claiming violations of their trade secrets and proprietary rights.

The utilization or other exploitation of the products and services developed by us may require us to obtain licenses or consents from government regulatory agencies or from the producers or other holders of patents, copyrights or other similar rights relating to our products and services. In the event we are unable, if so required, to obtain any necessary license or consent on terms and conditions which we consider to be reasonable, we may be required to stop developing, utilizing, or exploiting products and services affected by government regulation or by patents, copyrights or similar rights. In the event we are challenged by a government regulatory agency, or by the holders of patents, copyrights or other similar rights, there can be no assurance that we will have the financial or other resources to defend any resulting legal action, which could be significant.

Our Research and Development. We believe that we will expand the types of products we offer by introducing new products and technologies. New product ideas are derived from a number of sources, including in-house research and development, our executives, staff, and consultants and outside parties. In advance of introducing new products and technologies, local counsel and other representatives retained by us investigate product design matters as they relate to regulatory compliance and other issues. Our products are then redesigned to accommodate both the regulatory and marketing requirements of the particular market. There can be no assurance as to the final form of any new regulations or that an appropriate regulatory authority will not seek to impose additional regulations, possibly prohibiting, or placing other restrictions on, the sale of such products, or the impact, if any, of any such regulations.

Our Mexican Subsidiaries. In May 1995, we incorporated TMEX S.A. de C.V., a Mexico corporation ("TMEX Mexico") for the purpose of supporting our telecommunication services in Mexico. We own 9,999 shares of TMEX Mexico's common stock (approximately 99.99% of the issued and outstanding shares of TMEX Mexico's common stock). Our President, Cooper Lee, as Director General of the subsidiary, owns 1 share of TMEX Mexico's common stock (the remaining .01% of the outstanding stock of TMEX Mexico), as required by Mexican law.

In December 1996, we acquired approximately 24,500 shares of common stock (approximately 49%) of Network Technologies S.A. de C.V., a Mexican corporation ("NetTech") valued at $15,000. NetTech is headquartered in Loma de Chapultepec, Mexico City and received a concession for Internet services from the Mexican Federal Commission of Telecommunications, which will allow NetTech to transmit Internet and data traffic from the United States throughout Mexico.

Government Regulation. Our business is subject to regulation by the Federal Communications Commission ("FCC") and other federal and state regulatory agencies. These regulatory authorities impose regulations governing the rates, terms and conditions for interstate and intrastate telecommunications services. Changes in existing laws and regulations, including the Telecommunications Act of 1996, which provides for greater competition among providers of telecommunications services, may have a material impact on our activities and operating results. We have a C-214 Facilities Bases Services permit by the FCC to operate as a provisioned bearer circuit network.

We may also be subject to Federal Trade Commission regulation and other federal and state laws relating to the promotion, advertising, labeling and packaging of our products. We believe that we are in compliance with all laws, rules and regulations material to our operations and have obtained, or are in the process of obtaining, all licenses, tariffs and approvals necessary for the conduct of our business. There can be no assurance, however, that we will be able to obtain required licenses or approvals in the future or that the FCC or state regulatory authorities will not require us to comply with more stringent regulatory requirements. Conformance of our operations with new statutes and regulations could require us to alter methods of operation, at costs which could be material, or otherwise limit the types of services offered by us.

Hazardous Materials; Environmental Matters. We may be subject to various laws and regulations governing the use, manufacture, storage, handling, and disposal of hazardous materials and certain waste products. The risk of accidental contamination or injury from hazardous materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our financial resources. In addition, there can be no assurance that, in the future, we will not be required to incur significant costs to comply with environmental laws and regulations relating to hazardous materials. We may be subject to various laws and regulations governing the use, storage, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could exceed our resources. There can be no assurance that we will not be required to incur significant costs to comply with current or future environmental laws and regulations nor that our operations, business or assets will not be materially or adversely affected by current or future environmental laws or regulations.

Employees. As of March 31, 2000, we had 12 full time employees and 6 part-time employees. The employees provide services such as technical support and marketing. From time-to-time we use the services of independent contractors and consultants to support product research and development, marketing and sales and business development.

Our Property. The consolidated financial statements filed as exhibits to this Form SB-1 include our accounts and those of our subsidiary, TMEX S.A. de C.V., a Mexico corporation. All significant intercompany transactions have been eliminated. As of the dates specified in the following table, we held the following property:

================================================================================
         Property                December 31, 1999      December 31, 1998
--------------------------------------------------------------------------------
Cash and equivalents                 $375,387               $248,515
--------------------------------------------------------------------------------

Property & Equipment less            $823,190               $539,566
Depreciation
================================================================================

We define cash equivalents as all highly liquid investments with a maturity of 3 months or less when purchased. We do not presently own any interests in real estate.

Our  Facilities.   The  following  table  specifies  the   descriptions  of  our
properties.

================================================================================
        Property                                  Description
-------------------------------------------------------------------------------

Newport Beach, California              Our main corporate office and a switching
5031 Birch Street, Suite G             facility.
Newport Beach, CA 92660                Lease expires: September 8, 2000
                                       $2,400.00 / month
--------------------------------------------------------------------------------

Laredo, Texas                          Our United States communications laser
Howard Johnson's Hotel Rooftop         site and a switching facility.
1 South Main Avenue                    Lease expires: August, 2001
Laredo, TX 78040                       $1,750.00 / month
--------------------------------------------------------------------------------

Tijuana, Baja California               The corporate office of our subsidiary,
Av. Rio Suchiate No. 10065-3           TMEX S.A. de C.V.
Col. Revolucion                        Lease term: month to month
P.O. Box 432627                        $220.00 / month
Tijuana, B.C. 22400
--------------------------------------------------------------------------------

Nuevo Laredo, Mexico                   Our Mexican communications laser site.
Ave Josefa O. De Dominguez No 2853     Lease expires: August, 2000
Nuevo Laredo, Tamaulipas               $200.00 / month
================================================================================

Offering Price Factors

Reports to Securities Exchange Commission ("SEC"). From January 1997 until March 20, 2000, our common stock traded on the OTC Bulletin Board (OTCBB) under the symbol "TMXU". On or about March 20, 2000, an "E" was affixed to our OTCBB trading symbol and our common stock began trading under the symbol TMXUE, which indicates that we had not completed the SEC registration process and that our stock is subject to removal from the OTCBB, within 30 days of such date, if we do not complete that process. About the same time, we also became required to register pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Accordingly, we concurrently filed a Registration Statement with the SEC on Form 8-A together with an Annual Report on Form 10-KSB. On or about March 20, 2000, an "E" was affixed to our trading symbol and our common stock began trading under the symbol TMXUE, which indicates that we have failed to comply with eligibility requirements specified in Rule 6530 of the National Association of Securities Dealers, Inc. ("Rule 6530"). On April 20, 2000 we were delisted from the OTCBB for failing to comply with Rule 6530 and we now participate on the National Quotation Bureau's Electronic Pink Sheets.

The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. We currently maintain our own Internet address at www.tmex.com.

Price Range of Common Stock. Prior to our participation on the OTCBB and National Quotation Bureau's Electronic Pink Sheets, there was no public market for our common stock. Our common stock has closed at a low of $0.75 and a high of $4.125 for the 52-week period ended April 26, 2000. This market is extremely limited and the prices for our common stock quoted by brokers are not necessarily a reliable indication of the value of our common stock.

The following table specifies the reported high and low sales or closing prices of the Company's common stock on the OTCBB for the periods indicated.

===============================================================================
             Period                                High                Low
-------------------------------------------------------------------------------
October 1, 1999 - December 31, 1999               $2.375              $1.156
-------------------------------------------------------------------------------
July 1, 1999 - September 30, 1999                 $3.125              $1.250
-------------------------------------------------------------------------------
April 1, 1999 - June 30, 1999                     $4.125              $2.000
-------------------------------------------------------------------------------
January 1, 1999 - March 31, 1999                  $3.187              $0.625
===============================================================================

The offering price of the shares of our $.001 par value common stock offered pursuant to the Registration Statement on Form SB-1 was calculated pursuant to Rule 457(c) of Regulation C using the average of the bid and asked price of our common stock, as reported on the National Quotation Bureau's Electronic Pink Sheets as of a specified date within 5 business days prior to the date of the filing of this Registration Statement, specifically, as of April 26, 2000. On April 26, 2000, the closing bid and asked prices of our common stock as reported on the National Quotation Bureau's Electronic Pink Sheets were $1.15 and $1.15, respectively.

Use of Proceeds

We will receive up to $4,999,999.90 if all of the shares of our $.001 par value common stock offered by us on a "best efforts" basis at $1.15 per share are purchased, and we intend to use any proceeds from such sale for working capital and to fund our continued development of our telecommunications and networking infrastructure.

The following table outlines the anticipated use of proceeds:

================================================================================
Estimated Use                              Amount(1)            Percentage of
                                                                  Proceeds(1)
--------------------------------------------------------------------------------
Purchase of Networking Switches          $1,888,295.00               37.77%
--------------------------------------------------------------------------------
Installation of Equipment                  $300,000.00                6.00%
--------------------------------------------------------------------------------
Bandwidth Prepayment with Alestra          $440,000.00                8.80%
--------------------------------------------------------------------------------
Letters of Credit with Debit Carriers    $1,000,000.00               20.00%
--------------------------------------------------------------------------------
Fiber Installation with Alestra            $300,000.00                6.00%
--------------------------------------------------------------------------------
General Corporate Purposes(2)              $996,704.90               19.93%
--------------------------------------------------------------------------------
Legal and Accounting                        $50,000.00                1.00%
--------------------------------------------------------------------------------
Offering Expenses (3)                       $25,000.00                0.50%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Total                                    $4,999,999.90                 100%
================================================================================

(1) Assumes the Company sells the maximum offering amount of $4,999,999.90.

(2) Working capital, general corporate purposes, and legal and accounting reflect funds allocated to pay for daily expenditures incurred in our business, operations and general and administrative overhead for the twelve-month period following the closing of this offering.

(3) We believe that Offering Expenses, which include legal, accounting, miscellaneous, compliance and offering expenses and printing costs will be in an amount equal to approximately 1.5% of the gross proceeds received from the offer and sale of the Shares.

Capitalization.

The following table sets forth (i) the capitalization of the Company as specified on the Company's balance sheet for the period ended December 31, 1999, and (ii) the pro forma capitalization of the Company as adjusted after giving effect to the issuance of 50,000 committed shares, 4,347,826 shares of common stock offered pursuant to this Form SB-1:

Stockholders' Equity                                   Actual          Proforma
                                                       ------          --------
                                                                     As Adjusted
                                                                     -----------
Common stock, $0.001 par value
   50,000,000 shares authorized
   12,688,320 and 17,086,146, respectively, shares         12,688        17,086
    issued and outstanding
Common stock committed                                     50,000            --
Additional paid-in capital                              3,205,845     8,226,447
Accumulated deficit after December 31, 1998            (2,714,443)   (2,714,443)
                                                       ------------------------


   Total stockholders' equity                             554,090     5,529,090
                                                       ------------------------

Description of Securities

We are authorized to issue 50,000,000 shares of common stock, $.001 par value, each share of common stock having equal rights and preferences, including voting privileges. We are not authorized to issue shares of preferred stock. As of March 31, 2000, 13,896,981 shares of our $.001 par value common stock were issued and outstanding.

Our shares of $.001 par value common stock constitute equity interests entitling each shareholder to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of our common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of our directors or any other matter, with the result that the holders of more than 50% of the shares voted for the election of those directors can elect all of the Directors. The holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors from funds legally available therefor; provided, however, that cash dividends are at the sole discretion of our Board of Directors. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having preference in relation to our common stock. Holders of the shares of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock.

Warrants. As of March 31, 2000, there were no outstanding warrants to purchase shares of our $.001 par value common stock.

Stock Option Plan. On April 12, 2000, our Board of Directors approved and adopted a stock option plan, pursuant to which 5,000,000 shares of our $.001 par value common stock will be reserved for issuance to satisfy the exercise of options. The stock option plan will be designed to retain qualified and competent officers, employees, and directors. Our Board of Directors, or a committee thereof, shall administer the stock option plan and will be authorized, in its sole and absolute discretion, to grant options thereunder to all of our eligible employees, including officers, and to our directors, whether or not those directors are also our employees. Options will be granted pursuant to the provisions of the stock option plan on such terms, subject to such conditions and at such exercise prices as shall be determined by our Board of Directors. Options granted pursuant to the stock option plan shall not be exercisable after the expiration of ten years from the date of grant.

Plan of Distribution

We are offering for sale 4,347,826 shares of our $.001 par value common stock on a "best efforts" basis pursuant to this Registration Statement on Form SB-1. We may from time to time sell all or a portion of the shares of our $.001 par value common stock in the over-the-counter market, or on any other national securities exchange on which shares of our $.001 par value common stock is or becomes listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The shares of our $.001 par value common stock offered pursuant to this Registration Statement on Form SB-1 will not be sold in an underwritten public offering.

The methods by which the shares of our $.001 par value common stock may be sold include: (a) a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
(b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) privately negotiated transactions. In effecting sales, brokers and dealers engaged by us may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from us (or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the Company to sell a specified number of such shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for the Company, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the Company. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such shares commissions as described above.

We have filed this Registration Statement on Form SB-1, of which this prospectus forms a part, with respect to the sale of the shares of our $.001 par value common stock. There can be no assurance that we will sell any or all of the shares of our $.001 par value common stock that we desire to sell.

Under the Securities Exchange Act of 1934 ("Exchange Act") and the regulations thereunder, any person engaged in a distribution of the shares of our $.001 par value common stock offered by this prospectus may not simultaneously engage in market making activities with respect to our common stock during the applicable "cooling off" periods prior to the commencement of such distribution. We will pay all expenses incident to the offering and sale of the shares of our $.001 par value common stock.

Dividends, Distributions and Redemptions.

We have never declared or paid a cash dividend on our capital stock and does not expect to pay cash dividends on our common stock in the foreseeable future. We currently intend to retain our earnings, if any, for use in our business. Any dividends declared in the future will be at the discretion of the Board of Directors and subject to any restrictions that may be imposed by our lenders.

Officers, Directors and Key Personnel of the Company.

Executive Officers and Directors. We are dependent on the efforts and abilities of certain of our senior management. The interruption of the services of key management could have a material adverse effect on our operations, profits and future development, if suitable replacements are not promptly obtained. We have entered into employment agreements with our key executives; however, no assurance can be given that each executive will remain with us during or after the term of his or her employment agreement. In addition, our success depends, in part, upon our ability to attract and retain other talented personnel. Although we believe that our relations with our personnel are good and that we will continue to be successful in attracting and retaining qualified personnel, there can be no assurance that we will be able to continue to do so. All of our officers and directors will hold office until their resignation or removal.

Our principal executive officers and the directors are specified in the following table:

================================================================================
    Name                               Age           Position
--------------------------------------------------------------------------------
Cooper Lee                             23      President, Director
--------------------------------------------------------------------------------
Crofton Cooper                         74      Chief Executive Officer,
                                               Secretary, Treasurer, Director
--------------------------------------------------------------------------------
Cecil Zeringue                         33      Vice President, Director
--------------------------------------------------------------------------------
Ray Taylor                             64      Vice President
--------------------------------------------------------------------------------
David Shomaker                         43      Acting Chief Financial Officer
================================================================================

Cooper Lee. Mr. Lee is the President and a director of the Company since 1995. Mr. Lee is primarily responsible for our technology development as well as our computer networking infrastructure. Mr. Lee, whose specialty is computer code programming, has developed an advanced computer network infrastructure, which was designed to minimize the human involvement necessary to manage the system and, therefore, allows us to offer communication-networking services at significant lower rates. In 1994 while attending Nicholls State University as a student, Mr. Lee began teaching computer classes and was responsible for maintaining 600 of the school's 1,400 computers.

Crofton Cooper. Mr. Cooper is the Chief Executive Officer, Secretary, Treasurer and a director of the Company since 1995. Mr. Cooper has extensive background and experience in corporate finance, including both private and public equity financing and has financed our operations since our inception. Prior to joining the Company in 1995, Mr. Cooper concentrated his business activities as a real estate developer in Orange, Los Angeles, and Riverside counties.

Cecil Zeringue. Cecil Zeringue is the Vice President of Operations and a director of the Company since 1995. Mr. Zeringue is responsible for our operations. Prior to joining the Company in 1995, Mr. Zeringue managed the day-to-day operations of Valley Electric, an electrical supply house in Houma, Louisiana. Mr. Zeringue graduated with a Masters of Business Administration from Nicholls State University in 1993 and a Bachelor of Science in Computer Science in 1989.

Ray Taylor. Mr. Taylor is the Executive Vice President of Marketing of the Company. From 1997 to the present, Mr. Taylor has been responsible for the real estate acquisitions of our network POPs. Mr. Taylor is responsible for contract negotiations, both in the United States and Mexico. Mr. Taylor has also been responsible for pricing and rate structures for the wholesale voice traffic. Prior to joining the Company in 1997, Mr. Taylor was a real estate developer, specializing in locating properties and performing market analysis.

David T. Shomaker. Mr. Shomaker has served as our acting Chief Financial Officer since March of 2000. He has been a partner of Haynie & Company, Certified Public Accountants, based in Orange County, California and Salt Lake City, Utah since 1990. Mr. Shomaker holds a Bachelor of Science degree in Accounting from Brigham Young University, Provo, Utah, and in addition is a Certified Fraud Examiner and a Certified Valuation Analyst.

Crofton Cooper, the Chief Executive Officer, Secretary, Treasurer and a director of the Company, is the grandfather of Cooper Lee, the President and a director of the Company. There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining any officer or director of the Company from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or of any felony, nor are any of the officers or directors of any corporation or entity affiliated with the Company so enjoined.

Principal Stockholders.

The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 31, 2000, by (i) each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (ii) each of our directors and named executive officers, and (iii) all of our directors and executive officers as a group.

====================================================================================================================================
Title of Class                Name and Address of Beneficial          Amount and Nature of Beneficial         Percent of Class
                              Owner                                   Owner
------------------------------------------------------------------------------------------------------------------------------------

$.001 Par Value               David Lohrey                            850,000 shares, Shareholder                       6.12%
Common Stock                  6 Leeward Rd
                              Belvedere, CA 94920
------------------------------------------------------------------------------------------------------------------------------------
$.001 Par Value               Cooper Lee, 5031 Birch Street,          1,451,500 shares, President,                     10.44%
Common Stock                  Suite G, Newport Beach,                 Director
                              California 92660
------------------------------------------------------------------------------------------------------------------------------------

$.001 Par Value               Crofton Cooper, 5031 Birch              2,093,073 shares, Chief Executive                15.06%
Common Stock                  Street, Suite G, Newport Beach,         Officer, Secretary, Treasurer,
                              California 92660                        Director
------------------------------------------------------------------------------------------------------------------------------------

$.001 Par Value               Cecil Zeringue, 5031 Birch              436,749 shares, Vice President,                   3.14%
Common Stock                  Street, Suite G, Newport Beach,         Director
                              California 92660
------------------------------------------------------------------------------------------------------------------------------------

$.001 Par Value               Ray Taylor, 5031 Birch Street,          400,000 shares, Vice President                    2.88%
Common Stock                  Suite G, Newport Beach,
                              California 92660
------------------------------------------------------------------------------------------------------------------------------------

$.001 Par Value                                                       All directors and named executive                31.52%
Common Stock                                                          officers as a group
====================================================================================================================================

Beneficial Ownership. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. In accordance with Commission rules, shares of the Company's common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of the Company's common stock indicated as beneficially owned by them.

Changes in Control. Management of the Company is not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403(c) of Regulation S-B.

Management Relationships, Transaction and Remuneration.

Any compensation received by our officers, directors, and management personnel will be determined from time to time by our Board of Directors. Our officers, directors, and management personnel will be reimbursed for any out-of-pocket expenses incurred on our behalf.

Summary Compensation Table. The table set forth below summarizes the annual and long-term compensation for services in all capacities to the Company payable to our Chief Executive Officer and our other whose total annual salary and bonus is anticipated to exceed $50,000 during the year ending December 31, 2000. We have adopted an incentive stock option plan for our executive officers which would result in additional compensation.

=================================================================================================================================
Name and Principal Position         Year    Annual Salary ($)    Bonus ($)           Other Annual           All Other Compensation
                                                                                     Compensation ($)
---------------------------------------------------------------------------------------------------------------------------------
Cooper Lee, President               2000    $120,000             2% of net profit    None                   None
---------------------------------------------------------------------------------------------------------------------------------
Crofton Cooper, Chief Executive
Officer, Secretary, Treasurer       2000    $120,000             2% of net profit    None                   None
---------------------------------------------------------------------------------------------------------------------------------
Cecil Zeringue, Vice-President      2000    $100,000             2% of net profit    None                   None
---------------------------------------------------------------------------------------------------------------------------------
Ray Taylor, Vice-President          2000    $13,000              None                None                   None
---------------------------------------------------------------------------------------------------------------------------------
David Shomaker, Chief Financial     2000    $0                   None                None                   None
Officer
=================================================================================================================================

Compensation of Directors. Directors who are also employees of the Company receive no extra compensation for their service on our Board of Directors.

Employment Contracts. On April 12, 2000, we entered into employment contracts with Cooper Lee, Crofton Cooper and Cecil Zeringue. For successive one-year terms, Cooper Lee will receive an aggregate annual base salary totaling $120,000 and will be entitled to cash bonuses equal to 2% of net profits, as specified in the employment agreements. For successive one-year terms, Crofton Cooper will receive an aggregate annual base salary totaling $120,000 and will be entitled to cash bonuses equal to 2% of net profits, as specified in the employment agreements. For successive one-year terms, Cecil Zeringue will receive an aggregate annual base salary totaling $100,000 and will be entitled to cash bonuses equal to 2% of net profits, as specified in the employment agreements.

In October 1999, we entered into a three-year employment contract with Michael Garone, which provides for successive automatic one-year renewals unless terminated. We are obligated to pay a base salary of $5,000 per month through December 1999, $10,000 per month from January 2000 through October 2000 and 10% annual increases thereafter. Mr. Garone is also entitled to a sales commission of 1.5% on all sales of debit calling cards. We are also obligated to issue 50,000 shares of our $.001 par value common stock upon execution of the agreement. Mr. Garone may also be entitled to 960,000 shares of our $.001 par value common stock during a period of three years to be issued in equal quarterly installments of 80,000 shares, provided that Mr. Garone satisfies minimum profit targets, specified in the employment contract.

Consulting Agreements. We entered into a consulting agreement with Haynie and Company, a California corporation, which provides that Haynie and Company will provide financial management services for a fee of $2,000 per month and 50,000 shares of our $.001 par value common stock.

Shares Issued as Compensation for Services. In 1999, our officers, director and other employees, were issued 1,922,500 shares of our $.001 par value common stock as compensation for their services to us; specifically, their continuing efforts related to the development of certain technology which will be utilized by us in our business operations. Those shares were valued at what we believe was the fair market value at the time of issuance, which ranged from $0.60 to $1.90 per share.

We believe that we will issue an indeterminable amount of shares of our $.001 par value common stock as compensation for the services of officers, director and other employees in the year 2000.

DISCLOSURE OF POSITION OF COMMISSION REGARDING INDEMNIFICATION FOR SECURITIES ACT LIABILITIES:

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, SUCH INDEMNIFICATION IS

AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT OF 1933 AND IS, THEREFORE, UNENFORCEABLE.

Specified below, in tabular form, is the aggregate annual remuneration of our Chief Executive Officer and the three (3) most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of our last completed fiscal year.

=============================================================================================================================
Name of individual or Identity of            Capacities   in  which   remuneration   was           Aggregate remuneration
Group                                        received
-----------------------------------------------------------------------------------------------------------------------------
Cooper Lee                                   President                                                     $52,000
-----------------------------------------------------------------------------------------------------------------------------
Crofton Cooper,                              Chief   Executive    Officer,    Secretary,
                                             Treasurer                                                     $52,000
-----------------------------------------------------------------------------------------------------------------------------
Cecil Zeringue,                              Vice-President                                                $52,000
-----------------------------------------------------------------------------------------------------------------------------
Ray Taylor, Vice-President                   Vice-President                                                $13,000
-----------------------------------------------------------------------------------------------------------------------------
                                             All Executive Officers as a Group                            $169,000
=============================================================================================================================

Related Party Transactions. There have been no related party transactions which would be required to be disclosed pursuant to Item 404 of Regulation S-B, except for the following:

As of December 31, 1999, a trade payable of $59,798 for cash used for operations was due to Myles Reid Services, a Delaware corporation owned by Crofton Cooper, who is the Chief Executive Officer, a director and a major stockholder of the Company.

On December 21, 1999, we issued a promissory note for $125,000 payable to Jeryl Rochelle, a shareholder of the Company, for cash used for operations. The promissory note is unsecured, non-interest bearing and is convertible into restricted shares of our $.001 par value common stock at a conversion rate of $1.25 per share. The promissory note is payable or convertible on demand any time after March 15, 2000.

Litigation.

Specified below is our pending litigation.

Fore Systems. On or about September 7, 1999, we filed a complaint in Orange County Superior Court against Fore Systems, a business organization, form unknown, and Doe Defendants 1 through 100, alleging breach of warranty of fitness for intended purposes and negligent misrepresentation. That complaint relates to our purchase, from Fore Systems, of certain equipment designed to transmit electrical signals between the United States and Mexico, and the malfunctioning of that equipment, resulting in monetary damages to us in lost transmission time and software solution costs.

On October 6, 1999, Defendant Fore Systems filed a Notice of Removal of the complaint to federal court; specifically, the United States District Court, Central District of California, Southern Division. On October 12, 1999, the complaint was ordered removed to that federal court. On or about October 27, 1999, we filed a First Amended Complaint for breach of warranty, strict liability on defective product, negligence, and fraud, and correctly identified Defendant Fore Systems, as a Delaware corporation.

We are seeking monetary damages of approximately $250,000. On or about January 10, 2000, Fore Systems filed a Motion to Dismiss the complaint. We opposed that Motion to Dismiss and, on January 26, 2000, the Court denied Fore System's Motion to Dismiss but granted permission for Fore Systems to refile that motion. On February 9, 2000, Fore Systems refiled that Motion. We again opposed that Motion and that Motion is currently being considered by the judge.

We are currently engaged in settlement discussions with Fore Systems and may entertain a settlement offer which includes discounts on the purchase of additional components and other products from Fore Systems.

Phillips, Nagel and Nagel. On or about March 8, 2000, Silas Phillips, Conrad Nagel and Kathrina B. Nagel (collectively, "Plaintiffs") filed a complaint in Orange County Superior Court against us for damages for conversion and fraud. The Plaintiffs alleged, among other things, that we acquired a controlling interest in Cellular 2000, a Nevada corporation, in 1997. Plaintiffs further alleged that we, as compensation for services and as a bonus, had issued certain shares of our common stock to Plaintiffs, two of whom were officers of Cellular 2000 and one of whom was the spouse of an officer of Cellular 2000. Plaintiffs further allege that, on or about October 28, 1998, we improperly canceled that common stock.

We believe that Plaintiffs' allegations are without merit, in that, the issuance and delivery of our common stock to Plaintiffs was conditioned upon the performance, by Plaintiffs, of certain promises, covenants and agreements, which Plaintiffs failed to perform. We intend to oppose this complaint zealously and have filed a cross-complaint for breach of contract against Plaintiffs.

AstroTerra Corporation. We have been negotiating with AstroTerra Corporation ("AstroTerra"), regarding certain disputes which arose in or about June, 1999, between AstroTerra, on the one hand, and us, on the other hand. We desire to effect a settlement and resolution of the issues in dispute in order to promote a long-term business relationship with AstroTerra. The disputes are not presently being litigated; however, we anticipate that these disputes will be litigated if no settlement is reached.

We encountered a problem with our daytime communications from our laser transmission system located in Laredo, Texas. We considered the possibility that the problem arose from either (1) a switching problem, or (2) a problem with the AstroTerra laser equipment. We contacted AstroTerra and requested that AstroTerra provide a technical support crew to investigate and suggest possible solutions to this problem. AstroTerra requested that we perform certain tests, which we performed. We then requested AstroTerra's presence on site and fiber testing was performed. An AstroTerra engineer returned again to the site and, after we performed additional tests on the fiber optic cable, we requested AstroTerra to return to the site a third time. We expended significant time and money removing and reconfiguring switches, testing fiber cables, installing a new power conditioner, isolating and labeling fiber interconnections, and testing the various systems before the transmission problem was located. The ultimate conclusion was that a defective laser lens provided by AstroTerra was the cause of the transmission problem.

Due to the failure of the laser system, we incurred charges from AstroTerra totaling $52,000, which included the purchase of ZT3000 lasers at an aggregate price of $44,631. We have refused to pay a significant portion of those charges because of the failure of the laser system, and AstroTerra has threatened to litigate this matter if a settlement is not reached. We are presently negotiating with AstroTerra to purchase certain equipment, and to license or distribute certain equipment and technology, as part of global settlement negotiations. In the event we are unable to resolve this matter, we are prepared to litigate this matter zealously.

Federal Tax Aspects.

We have obtained no ruling from the Internal Revenue Service and no opinion of counsel with respect to the federal income tax consequences of the purchase or sale of shares of our $.001 par value common stock. Consequently, investors must evaluate for themselves the income tax implications which attach to their purchase, and any subsequent sale, of the shares of our $.001 par value common stock. We are not an S corporation under the Internal Revenue Code of 1986.

Miscellaneous Factors.

We are not aware of any other material factors, either adverse or favorable, that will or could affect us or our business or which are necessary to make any other information in this offering circular not misleading or incomplete.

Financial Statements.

Copies of the financial statements specified in Regulation 228.310 (Item 310) are filed with this Registration Statement on Form SB-1.

                          TMEX USA, INC. AND SUBSIDIARY
                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                           DECEMBER 31, 1999 AND 1998

                                                   TMEX USA, INC. AND SUBSIDIARY
                                                                        CONTENTS
                                                               December 31, 1999
--------------------------------------------------------------------------------


                                                                         Page

REPORTS OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                    F-1 - F-2

CONSOLIDATED FINANCIAL STATEMENTS

     Consolidated Balance Sheet                                           F-3

     Consolidated Statements of Operations                                F-4

     Consolidated Statements of Stockholders' Equity                   F-5 - F-6

     Consolidated Statements of Cash Flows                             F-7 - F-8

     Consolidated Notes to Financial Statements                       F-9 - F-24

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Stockholders of
TMEX USA, Inc.
Newport Beach, California

We have audited the accompanying consolidated balance sheet of TMEX USA, Inc. and subsidiary as of December 31, 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TMEX USA, Inc. and subsidiary as of December 31, 1999, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Santa Ana, California
March 27, 2000, except
  for Notes 7 and 9, as
  to which the date is
  April 12, 2000

                                                   TMEX USA, INC. AND SUBSIDIARY
                                                      CONSOLIDATED BALANCE SHEET
                                                               December 31, 1999
--------------------------------------------------------------------------------

                                     ASSETS

Current assets
  Cash                                                              $   375,387
  Accounts receivable                                                   291,350
  Prepaid expenses and other current assets                              38,708
                                                                    -----------

      Total current assets                                              705,445

Property and equipment, net                                             823,190

Investment in affiliate, at cost                                         15,000
                                                                    -----------

      Total assets                                                  $ 1,543,635
                                                                    ===========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Current portion of note payable                                   $    78,160
  Accounts payable and accrued expenses                                 279,341
  Accrued compensation and related benefits                              11,437
  Deferred revenue                                                      264,943
  Due to related party                                                   59,798
  Income taxes payable                                                      800
  Convertible note payable to stockholder                               125,000
                                                                    -----------

      Total current liabilities                                         819,479

Note payable, net of current portion                                    170,066
                                                                    -----------

      Total liabilities                                                 989,545
                                                                    -----------

Commitments and contingencies

Stockholders' equity
  Common stock, $0.001 par value
    50,000,000 shares authorized
    12,688,320 shares issued and outstanding                             12,688
  Common stock committed                                                 50,000
  Additional paid-in capital                                          3,205,845
  Accumulated deficit after December 31, 1998                        (2,714,443)
                                                                    -----------

      Total stockholders' equity                                        554,090
                                                                    -----------

        Total liabilities and stockholders' equity                  $ 1,543,635
                                                                    ===========


   The accompanying notes are an integral part of these financial statements.

                                                   TMEX USA, INC. AND SUBSIDIARY
                                           CONSOLIDATED STATEMENTS OF OPERATIONS
                                                For the Years Ended December 31,
--------------------------------------------------------------------------------


                                                        1999           1998
                                                   ------------    ------------
                                                                   (as restated)

Revenues                                           $    413,999    $     80,145

Cost of sales                                           542,566          10,259
                                                   ------------    ------------

Gross profit (loss)                                    (128,567)         69,886
                                                   ------------    ------------

Operating expenses
  Compensation and related benefits                   1,714,641         183,953
  Selling, marketing, and advertising                    19,191          26,179
  General and administrative                            852,363         681,907
                                                   ------------    ------------

      Total operating expenses                        2,586,195         892,039
                                                   ------------    ------------

Loss from operations                                 (2,714,762)       (822,153)
                                                   ------------    ------------

Other income (expense)
  Interest income                                         3,128            --
  Interest expense                                       (4,436)       (222,760)
  Realized loss on available-for-sale securities           --           (62,250)
  Gain on sale of property and equipment                  2,427            --
                                                   ------------    ------------

      Total other income (expense)                        1,119        (285,010)
                                                   ------------    ------------

Loss before provision for income taxes               (2,713,643)     (1,107,163)

Provision for income taxes                                  800             800
                                                   ------------    ------------

Net loss                                           $ (2,714,443)   $ (1,107,963)
                                                   ============    ============

Basic and diluted loss per share                   $      (0.25)   $      (0.15)
                                                   ============    ============

Weighted-average shares outstanding                  10,848,741       7,531,816
                                                   ============    ============


   The accompanying notes are an integral part of these financial statements.

                                                   TMEX USA, INC. AND SUBSIDIARY
                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                For the Years Ended December 31,
--------------------------------------------------------------------------------


                                                             Common Stock
                                        Common Stock          Committed       Additional
                                 ---------------------    ----------------      Paid-In    Subscription  Accumulated
                                   Shares       Amount    Shares    Amount      Capital     Receivable     Deficit         Total
                                 ----------    -------    ------   -------    -----------   ----------   -----------    -----------
Balance, December 31, 1997,
  as previously reported          5,578,886    $ 5,579        --   $    --    $ 2,417,872    $     --    $(1,161,909)   $ 1,261,542
Prior period adjustment              87,700         87                            208,886     (22,500)    (1,271,473)    (1,085,000)
                                 ----------    -------    ------   -------    -----------    --------    -----------    -----------
Balance, December 31, 1997,
  as restated                     5,666,586      5,666        --        --      2,626,758     (22,500)    (2,433,382)       176,542
Common stock issued for
  cash, pursuant to an
  offering under Regulation D       495,943        496                            203,854                                   204,350
Common stock issued for
  cash                            1,039,959      1,040                            358,642                                   359,682
Common stock issued in
  connection with the
  conversion of a note
  payable                         1,000,000      1,000                            399,000                                   400,000
Common stock issued to
  officers and employees
  for services                      308,250        308                             77,917                                    78,225
Common stock issued to
  third parties for services        715,600        716                            249,699                                   250,415
Interest and compensation
  expense related to the
  issuance of stock options                                                        25,340                                    25,340
Payment received for common
  stock subscribed                                                                             22,500                        22,500
Net loss                                                                                                  (1,107,963)    (1,107,963)
Quasi reorganization,
  restated                                                                     (3,541,345)                 3,541,345
                                 ----------    -------    ------   -------    -----------    --------    -----------    -----------


   The accompanying notes are an integral part of these financial statements.

                                                             Common Stock
                                        Common Stock          Committed       Additional
                                 ---------------------    ----------------      Paid-In     Subscription    Accumulated
                                   Shares       Amount    Shares    Amount      Capital     Receivable     Deficit         Total
                                 ----------    -------    ------   -------    -----------   ----------   -----------    -----------
Balance, December 31, 1998,
  as restated                     9,226,338    $ 9,226        --   $    --    $   399,865    $     --    $        --    $   409,091
Common stock issued for
  cash, pursuant to an
  offering under Regulation D        44,947         45                             28,455                                    28,500
Common stock issued for
  services, pursuant to an
  offering under Regulation D        30,000         30                             29,970                                    30,000
Common stock issued for
  cash                              966,386        966                            866,810                                   867,776
Common stock issued to
  officers and employees
  for services                    1,922,500      1,923                          1,396,077                                 1,398,000
Common stock issued to
  third parties for services        182,360        182                            184,984                                   185,166
Common stock issued in
  connection with the
  conversion of a note payable,
  pursuant to an offering under
  Regulation D                      315,789        316                            299,684                                   300,000
Common stock committed for
  services                                                50,000    50,000                                                   50,000
Net loss                                                                                                  (2,714,443)    (2,714,443)
                                 ----------    -------    ------   -------    -----------    --------    -----------    -----------
Balance, December 31, 1999       12,688,320    $12,688    50,000   $50,000    $ 3,205,845    $     --    $(2,714,443)   $   554,090
                                 ==========    =======    ======   =======    ===========    ========    ===========    ===========


   The accompanying notes are an integral part of these financial statements.

                                                   TMEX USA, INC. AND SUBSIDIARY
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                For the Years Ended December 31,
--------------------------------------------------------------------------------


                                                              1999           1998
                                                          -----------    ------------
                                                                         (as restated)
Cash flows from operating activities
  Net loss                                                $(2,714,443)   $(1,107,963)
  Adjustments to reconcile net loss to net cash
    used in operating activities
      Accounts receivable - bad debt                           20,943             --
      Due from related parties - bad debt                       6,761             --
      Depreciation and amortization                           184,748         86,655
      Gain on sale of property and equipment                   (2,427)            --
      Realized loss on available-for-sale securities               --         62,250
      Issuance of common stock for services                 1,663,166        328,640
      Interest expense recorded in connection with
        conversion of a note payable into common stock             --        200,000
      Interest and compensation expense related to the
        issuance of stock options                                  --         25,340
  (Increase) decrease in
    Accounts receivable                                      (291,189)        14,026
    Due from related parties                                       --          4,151
    Prepaid expenses and other current assets                 (47,052)        22,050
  Increase (decrease) in
    Accounts payable and accrued expenses                     196,099        (27,942)
    Accrued compensation and related benefits                   9,450          1,987
    Due to related party                                           20        (10,573)
    Income taxes payable                                           --            800
    Deferred revenue                                          264,943             --
                                                          -----------    -----------
        Net cash used in operating activities                (708,981)      (400,579)
                                                          -----------    -----------
Cash flows from investing activities
  Purchase of property and equipment                         (198,955)      (309,064)
  Proceeds from sale of available-for-sale securities          22,000             --
  Proceeds from sale of property and equipment                  4,000             --
                                                          -----------    -----------
        Net cash used in investing activities                (172,955)      (309,064)
                                                          -----------    -----------
Cash flows from financing activities
  Borrowings on note payable                                       --        300,000
  Borrowings on convertible note payable to stockholder       125,000             --
  Principal payments on note payable                          (12,468)        (2,254)
  Stock subscription collected                                     --         22,500
  Proceeds from issuance of common stock                      896,276        564,032
                                                          -----------    -----------
        Net cash provided by financing activities           1,008,808        884,278
                                                          -----------    -----------


   The accompanying notes are an integral part of these financial statements.

                                                   TMEX USA, INC. AND SUBSIDIARY
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                For the Years Ended December 31,
--------------------------------------------------------------------------------


                                                              1999           1998
                                                          -----------    ------------
                                                                         (as restated)
        Net increase in cash                              $   126,872    $   174,635

Cash, beginning of year                                       248,515         73,880
                                                          -----------    -----------

Cash, end of year                                         $   375,387    $   248,515
                                                          ===========    ===========


Supplemental disclosures of cash flow information

  Interest paid                                           $     4,436    $       360
                                                          ===========    ===========

  Income taxes paid                                       $       800    $       800
                                                          ===========    ===========

Supplemental schedule for non-cash investing and financing activities

During the year ended December 31, 1999, the Company entered into the following non-cash transactions:

o    Purchased equipment through long-term debt financing totaling $260,694

o Issued common stock in connection with the conversion of a note payable totaling $300,000

o Received an equity investment as payment on a related party receivable totaling $15,500

During the year ended December 31, 1998, the Company entered into the following non-cash transaction:

o Issued common stock valued at $400,000 in connection with the conversion of a note payable totaling $200,000 plus accrued interest of $200,000


   The accompanying notes are an integral part of these financial statements.

                                                 TMEX USA, INC. AND SUBSIDIARIES
                                      CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                                               December 31, 1999
--------------------------------------------------------------------------------


NOTE 1 - ORGANIZATION AND BUSINESS

     Business Activities

     TMEX USA, Inc. ("TMEX"), previously Swiss Cellular Laboratories, Inc. ("SCL"), is a Nevada corporation organized in July 1987 for the purpose of providing wholesale and retail telecommunication service. TMEX provides telephone, video, data, private network, and Internet services via laser communication links to wholesalers and retailers throughout the United States and Mexico and through its own switching stations and the purchase of wholesale telephone service with major carriers.

     TMEX S.A. de C.V. ("TMEX Mexico") is a majority owned subsidiary of TMEX established for the purpose of supporting telecommunication services in Mexico.

     Organization

     Effective June 30, 1995, the Board of Directors of NuTek, Inc., previously Swiss Technique, Inc., approved the pro rata distribution of approximately 90% (270,000 shares) of the 300,000 outstanding shares of TMEX as a tax free dividend to the holders of record of NuTek, Inc. stock. Such was effected for the purpose of facilitating the ability of TMEX to expand and diversify its business.

     Effective April 30, 1996, TMEX and TMEX USA, Inc. a Missouri corporation ("TMEX Missouri") entered into a Plan of Reorganization and Agreement, whereby TMEX issued 1,300,000 shares of common stock in exchange for the net assets of TMEX Missouri valued at $488,220. In connection with this agreement, TMEX Missouri was dissolved as a corporation.

     SCL was a public company listed on NASDAQ's over-the-counter market with dormant operations and no assets or liabilities.

     Quasi Reorganization

     Effective December 31, 1998, the Board of Directors of TMEX elected to reduce additional paid-in capital by the amount of the accumulated deficit as of December 31, 1998 totaling $3,541,345 as part of a quasi reorganization. The balance sheet accounts were not restated as no assets or liabilities were deemed by management to be impaired.

                                                 TMEX USA, INC. AND SUBSIDIARIES
                                      CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                                               December 31, 1999
--------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Consolidation

     The accompanying consolidated financial statements include the accounts of TMEX and its wholly owned subsidiary, TMEX Mexico (collectively, the "Company"). All intercompany accounts and transactions have been eliminated in the consolidation.

     Basis of Presentation

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the Company as a going concern. However, since the Company's inception, it has incurred net losses of $6,255,788, and as of December 31, 1999, its total current liabilities exceeded its current assets by $113,034. In addition, cash used in operating activities totaled $708,981 for the year ended December 31, 1999. Recovery of the Company's assets is dependent upon future events, the outcome of which is indeterminable. The successful transition to the attainment of profitable operations is dependent upon obtaining adequate financing or capital and achieving a level of sales adequate to support the Company's cost structure. In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon the Company's ability to meet its financing requirements and the success of its plans to generate sufficient revenues. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

     Management of the Company plans to raise additional equity capital and to continue to develop its business to achieve sufficient revenues to cover its cost structure.

     Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

     Fair Value of Financial Instruments

     The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. The carrying amounts of the Company's financial instruments, including cash, accounts receivable, accounts payable and accrued expenses. The amounts shown for notes payable also approximate fair value because current interest rates offered to the Company for debt of similar maturities are substantially the same.

                                                 TMEX USA, INC. AND SUBSIDIARIES
                                      CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                                               December 31, 1999
--------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Property and Equipment

     Property and equipment are recorded at cost. Depreciation and amortization are provided using the Modified Accelerated Cost Recovery System ("MACRS") method, which approximates the double-declining method over the assets estimated useful lives as follows:

          Equipment                                                     5 years
          Office furniture                                              7 years
          Leasehold improvements           shorter of lease term or useful life

     Maintenance and minor replacements are charged to expense as incurred.

     Accounting for the Impairment of Long-Lived Assets

     The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Management determined that there was no impairment of long-lived assets for all periods presented.

     Investments in Available-for-Sale Securities

     The Company accounts for its investments under the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Available-for-sale securities, representing an investment in the Company's prior parent, were reported at fair market value with unrealized holding gains and losses included as a separate component of stockholders' equity until realized. During the year ended December 31, 1998, management of the Company determined that the decline in the fair market was not temporary. Accordingly, during the year ended December 31, 1998, the Company recognized a realized loss totaling $62,250. During the year ended December 31, 1999, all available-for-sale securities were sold, resulting in an insignificant realized loss.

                                                 TMEX USA, INC. AND SUBSIDIARIES
                                      CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                                               December 31, 1999
--------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Stock-Based Compensation

     SFAS No. 123, "Accounting for Stock-Based Compensation," establishes and encourages the use of the fair value based method of accounting for stock-based compensation arrangements under which compensation cost is determined using the fair value of stock-based compensation determined as of the date of grant and is recognized over the periods in which the related services are rendered. The statement also permits companies to elect to continue using the current implicit value accounting method specified in Accounting Principles Bulletin ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," to account for stock-based compensation issued to employees. The Company has elected to use the fair value based method. For stock-based compensation issued to non-employees, the Company uses the fair value method of accounting under the provisions of SFAS No. 123.

     Loss per Share

     The Company calculates loss per share in accordance with SFAS No. 128, "Earnings Per Share." SFAS No. 128 replaced the presentation of primary and fully diluted loss per share with the presentation of basic and diluted loss per share. Basic loss per share excludes dilution and is calculated by dividing loss available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted loss per share includes the potential dilutive effects that could occur if securities or other contracts to issue common stock were exercised or converted into common stock ("potential common stock") that would then share in the loss of the Company.

     As of December 31, 1999 and 1998, the Company had potential common stock, including options and warrants. The effects of such potential common stock were not included in diluted loss per share as their effects would have been anti-dilutive.

     Income Taxes

     Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period, if any, and the change during the period in deferred tax assets and liabilities.

                                                 TMEX USA, INC. AND SUBSIDIARIES
                                      CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                                               December 31, 1999
--------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Comprehensive Income

     For the year ended December 31, 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. Comprehensive income is not presented in the Company's financials statements since the Company did not have any of the items of comprehensive income in any period presented.

     Revenue Recognition

     The Company recognizes revenues for contracted one-time services upon completion of the services. The Company recognizes revenues for sales of equipment and supplies upon shipment of the goods.

     The Company recognizes revenues associated with phone debit cards based upon actual usage. Amounts collected by the Company for the sale of such cards are deferred, net of related commissions, until such time amounts are used by the cardholder. As of December 31, 1999, the Company had deferred revenues totaling $264,943 related to unused phone debit cards.

     Recently Issued Accounting Pronouncements

     In June 1999, the Financial Accounting Standards Board ("FASB") issued SFAS No. 136, "Transfer of Assets to a Not-for-Profit Organization or Charitable Trust that Raises or Holds Contributions for Others." This statement is not applicable to the Company.

     In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities." This statement is not applicable to the Company.

     Reclassifications

     Certain amounts have been reclassified in the prior year balances to conform to the current year presentation.


NOTE 3 - RISKS AND UNCERTAINTIES

     Technological Obsolescence

     The telecommunications industry is characterized by rapid technological advancement and change. Should demand for the Company's products prove to be significantly less than anticipated, the ultimate realizable value of such products could be substantially less than the amounts reflected in the accompanying balance sheet.

                                                 TMEX USA, INC. AND SUBSIDIARIES
                                      CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                                               December 31, 1999
--------------------------------------------------------------------------------


NOTE 3 - RISKS AND UNCERTAINTIES (Continued)

     Reliance on Independent Service Providers

     The Company is party to various contracts with service providers to obtain "direct access links" that provide telecommunications connections. The agreements specify minimum usage and payment amounts and require the Company to prepay estimated monthly usage and pay certain one-time costs for initial installation costs, as defined. The Company has the option to terminate these agreements, subject to early termination charges, to reimburse the service provider for installation costs related to connections provided.

     The Company is also party to a contract with a reseller to provide the manufacturing and distribution of prepaid debit phone cards, whereby the reseller is obligated to sell minimum amounts, as defined, and the Company is obligated to provide the underlying service for cards sold at specified rates. Fraudulent calls are at the expense of the reseller. The agreement can be terminated, as defined, and renews automatically on a year-to-year basis, as defined.

     The Company relies on these carriers to provide service in the United States and Mexico. Should the Company be unable to maintain these contracts, use specified minimums, or to obtain service to support its current or future operations, the Company could experience difficulties in supplying telecommunications service to its customers or could experience excessive costs in relation to revenues, which would have a material adverse effect on the financial position and operations of the Company.

     Government Regulation

     The telecommunication industry is subject to regulation by various governmental authorities in the United States and other countries. The Company's services currently are required to obtain regulatory approval from the Federal Communications Commission ("FCC"). Management of the Company believes appropriate approvals by the FCC have been granted. There can be no assurance that regulatory renewal, approvals, or clearances will be granted by the FCC on a timely basis, or at all. Not obtaining necessary regulatory approvals in the United States or in other countries would have an adverse effect on the Company's business, financial condition, and results of operations.

     Listing and Maintenance Criteria for Over-the-Counter

     The Company has been notified by the Securities and Exchange Commission that the Company is required to file as a reporting company by April 19, 2000. There is no assurance that the Company will be able to obtain or maintain the standards of a reporting company on the over-the-counter.

                                                 TMEX USA, INC. AND SUBSIDIARIES
                                      CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                                               December 31, 1999
--------------------------------------------------------------------------------


NOTE 4 - CONCENTRATIONS OF RISK

     Cash

     As of December 31, 1999, the Company maintained cash balances with financial institutions totaling $174,322 in excess of federally insured amounts of $100,000.

     Major Customers and Suppliers

     During the year ended December 31, 1999, the Company had one customer that represented 85% of net sales and had one customer that represented 96% accounts receivable. During the year ended December 31, 1998, the Company had one customer that represented 66% of net revenues.

     During the year ended December 31, 1999, the Company had two service providers that represented 81% and 12% of purchases. As of December 31, 1999, such service suppliers represented 56% and 21%, respectively, of accounts payable.


NOTE 5 - PROPERTY AND EQUIPMENT

     Property and equipment as of December 31, 1999 consisted of the following:

          Equipment                                               $1,142,551
          Furniture and fixtures                                      22,376
          Leasehold improvements                                      29,776
                                                                  ----------
                                                                   1,194,703
          Less accumulated depreciation and amortization             371,513
                                                                  ----------
               Total property and equipment                       $  823,190
                                                                  ==========


NOTE 6 - NOTE PAYABLE

     As of December 31, 1999, note payable consisted of a note payable to a financial institution bearing interest at 12.23% per annum, secured by certain equipment, payable monthly at $8,690, including principal and interest, and maturing in October 2002.

                                                 TMEX USA, INC. AND SUBSIDIARIES
                                      CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                                               December 31, 1999
--------------------------------------------------------------------------------


NOTE 6 - NOTE PAYABLE (Continued)

     As of December 31, 1999, scheduled future maturities of the note payable were as follows:

          Year Ending
          December 31,
          ------------
              2000                                                 $ 78,160
              2001                                                   88,271
              2002                                                   81,795
                                                                   --------
                                                                    248,226
              Less current portion                                   78,160
                                                                   --------
                   Long term portion                               $170,066
                                                                   ========


NOTE 7 - COMMITMENTS AND CONTINGENCIES

     Leases

     The   Company   leases  its   facilities   and  certain   equipment   under
     non-cancelable, operating lease agreements, expiring through August 2001. The Company also leases certain facilities on a month-to-month basis.

     As of December 31, 1999, future aggregate minimum annual lease payments under operating lease arrangements for the years ending December 31, 2000 and 2001, total $40,200 and $14,000, respectively.

     For the years ended December 31, 1999 and 1998, rent expense totaled $44,734 and $32,128, respectively. Rent expense is included in general and administrative expenses in the accompanying statements of operations.

     Internet Service Agreement

     The Company has an Internet service agreement with a provider that expires in May 2001, whereby for monthly service, the Company is obligated to pay $1,136 per month. As of December 31, 1999, future aggregate minimum payments under this agreement for the years ending December 31, 2000 and 2001, total $13,632 and $4,885, respectively.

                                                 TMEX USA, INC. AND SUBSIDIARIES
                                      CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                                               December 31, 1999
--------------------------------------------------------------------------------


NOTE 7 - COMMITMENTS AND CONTINGENCIES (Continued)

     Employment Contracts

     On April 12, 2000, the Company entered into contracts with three officers, whereby for successive one-year terms, the employees will receive an aggregate annual base salary totaling $340,000 and will be entitled to cash bonuses equal to 2% of net profits, as defined.

     In October 1999, the Company entered into a three-year contract with an employee, which provides for successive automatic one-year renewals unless terminated, as defined. The Company is obligated to pay a base salary of $5,000 per month through December 1999, $10,000 per month from January 2000 through October 2000, and 10% annual increases thereafter, plus a 1.5% commission on all sales of debit cards. The Company also committed to issue 50,000 shares of common stock upon signing the agreement, and contingent bonus compensation is to be paid totaling up to 960,000 shares of the Company's common stock over a period of three years in equal quarterly installments of 80,000 shares, provided the employee meets minimum profit targets, as defined. For the year ended December 31, 1999, included in the accompanying statement of operations is compensation expense totaling $50,000, representing the fair market value (based on recent cash transactions) of the 50,000 committed shares of common stock.

     Litigation

     The Company is party to various matters of litigation that arise in the normal course of business. Management believes there will not be any significant impact to the Company's financial position or operations as a result of these matters.


NOTE 8 - RELATED PARTY TRANSACTIONS

     Due to Related Party

     As of December 31, 1999, due to related party consists of amounts due to an entity owned by the President and major stockholder of the Company for operating services provided.

     Convertible Note Payable to Stockholder

     Effective December 21, 1999, the Company issued a note payable to a stockholder for cash used for operations. The note is unsecured, non-interest bearing, and is convertible into restricted shares of the Company's common stock at a conversion rate of $1.25 per share. The note is payable or convertible on demand any time after March 15, 2000.

                                                 TMEX USA, INC. AND SUBSIDIARIES
                                      CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                                               December 31, 1999
--------------------------------------------------------------------------------


NOTE 9 - CAPITAL TRANSACTIONS

     Common Stock Offerings

     Commencing in June 1998, the Company began selling shares of common stock under Regulation D, Rule 504 of the Securities Exchange Act of 1934, permitting the sale of stock with an aggregate cash offering price of $1,000,000 or less. Under Rule 504, the Company was exempt from filing complete registration statements for this offering. Free trading common stock was issued for cash under this offering. During 1998, the Company issued 495,943 shares for cash totaling $204,350, or ranging from $0.20 to $0.64 per share, pursuant to this offering. During 1999, the Company issued 44,947 shares for cash totaling $28,500, or ranging from $0.50 to $1 per share, and issued 30,000 shares for services valued at $1 per share pursuant to this offering. Insignificant costs were incurred in association with issuance of these shares.

     In March 1999, the Company issued 315,789 shares of common stock under the Regulation D offering, discussed below, in connection with the conversion of a $300,000 convertible note payable, or at a conversion rate of $0.95 per share. In connection with the conversion, the parties agreed to modify an option to purchase common stock of the Company. The original option was granted in October 1998, whereby the note holder had the option to purchase 280,000 shares of the Company's restricted common stock for cash at $1.25 per share at the time of conversion of the note payable into shares of common stock through October 16, 1999. In March 1999, such option was terminated, and an existing stockholder issued options to the note holder. Included in the accompanying statement of operations is interest expense totaling $22,400, representing the value ascribed to these options. The value of these options was estimated at the date of grant using the Black-Scholes option-pricing model.

     Common Stock Issued for Cash

     In December 1997, the Company accepted a subscription for 30,000 restricted shares of common stock valued at $0.75 per share, or $22,500. Such amounts were collected in 1998.

     During 1998, the Company issued 1,039,959 restricted shares of common stock for cash totaling $359,682, or ranging from $0.13 to $0.69 per share.

                                                 TMEX USA, INC. AND SUBSIDIARIES
                                      CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                                               December 31, 1999
--------------------------------------------------------------------------------


NOTE 9 - CAPITAL TRANSACTIONS (Continued)

     Common Stock Issued for Cash (Continued)

     During 1999, the Company issued 966,386 restricted shares of common stock for cash totaling $867,776, or ranging from $0.35 to $2 per share.

     No offering costs were incurred in association with the issuance of the above common stock issued for cash.

     Common Stock Issued for Services

     The Company values all shares issued for services based on the fair value of the common shares issued for such services.

     During 1998, the Company issued 715,600 restricted shares of common stock for legal, professional, and outside services valued at $250,415, or ranging from $0.125 to $0.50 per share. The Company also issued 308,250 restricted shares of common stock for salaries and bonuses to officers and employees valued at $78,225, or ranging from $0.125 to $0.50 per share.

     During 1999, the Company issued 182,360 restricted shares of common stock for legal, professional, and outside services valued at $185,166, or ranging from $0.35 to $2 per share. The Company also issued 1,922,500 restricted shares of common stock for salaries and bonuses to officers and employees valued at $1,398,000, or ranging from $0.60 to $1.90 per share.

     Other Common Stock Transactions

     In February 1997, the Company sold 86,000 units for cash at $0.75 per unit. Each unit consisted of one share of common stock and one warrant to purchase one share of common stock for cash at $0.75 per share. The warrant was exercisable between June 1, 1998 and June 30, 1998, and expired. The value ascribed to the warrants totaled $30,100. The value of these warrants was estimated at the date of grant using the Black-Scholes option-pricing model.

     In April 1998, the Company issued 1,000,000 restricted shares of common stock in connection with the conversion of a $200,000 convertible note payable. Interest expense totaling $200,000, representing the difference between the principal amount and the value of the restricted shares, has been recorded in the accompanying statement of operations.

                                                 TMEX USA, INC. AND SUBSIDIARIES
                                      CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                                               December 31, 1999
--------------------------------------------------------------------------------


NOTE 9 - CAPITAL TRANSACTIONS (Continued)

     Options and Warrants

     On April 12, 2000, the Board of Directors approved and adopted an incentive stock option and non-qualified stock option plan (the "Plan") for directors, officers, key employees, and consultants. The Plan provides for the granting of options for common shares at exercise prices equal to or exceeding the fair market value at the date of grant, as determined by an option committee consisting of a minimum of three parties (the "Option Committee"), as defined. Options become exercisable over a period as determined by the Option Committee. In no event are options to be exercisable after 10 years from the date of grant. The Board of Directors has authorized a total of 5,000,000 shares to be available for grant under the Company's stock option plans.

     Options granted under the Plan may be either "incentive stock options," within the meaning of Section 422 of the Internal Revenue Code, or "non-qualified stock options," as determined by the Option Committee at the time of grant. No incentive stock option may be granted to any person who owns stock possessing more than 10% of the combined voting power of all classes of the Company's stock or of its parent ("10% Stockholders"), unless the exercise price is at least equal to 110% of the fair market value on the date of grant. Options may be granted under the Plan for terms of up to five years, except for incentive stock options granted to 10% Stockholders, which are limited to three-year terms.

     The exercise price in the case of incentive stock options granted under the Plan must be at least equal to the fair market value of the common stock as of the date of grant. No incentive stock options may be granted to an optionee under the Plan if the aggregate fair market value (determined on the date of grant) of the stock with respect to which incentive stock options are exercisable by such optionee in any calendar year under all such plans of the Company and its affiliates exceeds $100,000.

     No options have been granted under the Plan.

     During 1997, in connection with a consulting agreement for common stock and warrants, the Company issued two options, each for 50,000 shares of common stock. The two options were exercisable at $0.10 and $0.25, subject to a share value exceeding $1 and $2, respectively, for five consecutive trading days. The options expired in June 1998. The Company recorded compensation expense totaling $36,000, representing the value ascribed to these options. The value of these options was estimated at the date of grant using the Black-Scholes option-pricing model.

     During 1998, options for 42,000 shares of common stock exercisable at $1 were issued in connection with services provided. The options expired in December 1998. The value ascribed to these options was insignificant and was estimated at the date of grant using the Black-Scholes option-pricing model and was insignificant.

                                                 TMEX USA, INC. AND SUBSIDIARIES
                                      CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                                               December 31, 1999
--------------------------------------------------------------------------------


NOTE 9 - CAPITAL TRANSACTIONS (Continued)

     Options and Warrants (Continued)

     The following summarizes options and warrants granted and outstanding through December 31, 1999:

                                 Number of Shares                    Weighted-
                               --------------------                  Average
                                             Non-                    Exercise
                               Employee    Employee       Total       Price
                               --------    --------       -----       -----
     Balance, December 31,
       1997                          --     186,000      186,000      $ 0.44
         Granted                     --     322,000      322,000      $ 1.22
         Expired, cancelled          --    (186,000)    (186,000)     $(0.44)
                               --------    --------     --------
     Balance, December 31,                  322,000      322,000        1.22
       1998                          --          --           --      $   --
         Expired, cancelled          --    (322,000)    (322,000)     $(1.22)
                               --------    --------     --------
     Balance, December 31,
       1999                          --          --           --      $   --
                               ========    ========     ========


NOTE 10 - INCOME TAXES

     The components of the income tax provision for the years ended December 31, 1999 and 1998 were as follows:

                                                 1999           1998
                                                -----           -----

          Current                               $ 800           $ 800
          Deferred                                 --              --
                                                -----           -----
              Total                             $ 800           $ 800
                                                =====           =====

                                                 TMEX USA, INC. AND SUBSIDIARIES
                                      CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                                               December 31, 1999
--------------------------------------------------------------------------------


NOTE 10 - INCOME TAXES (Continued)

     Income tax expense (benefit) for the years ended December 31, 1999 and 1998 differed from the amounts computed applying the federal statutory rate of 34% to pre-tax income as a result of:

                                                           1999         1998
                                                        ---------    ---------
     Computed "expected" tax benefit                    $(922,979)   $(346,107)
     Deferred state tax benefit                           (64,546)          --
     Expenses not deducted for tax purposes               550,643      174,556
     Change in beginning of the year balance of the
        valuation allowance for deferred tax assets       437,154      171,823
     State and local income taxes, net of tax benefit         528          528
                                                        ---------    ---------
              Total                                     $     800    $     800
                                                        =========    =========

     Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes as of December 31, 1999 consisted of the following:

     Deferred tax assets
         Net operating loss carryforwards                        $ 782,779
         Value of stock options not exercised                       38,402
         Other                                                       2,696
         Valuation allowance                                      (784,622)
                                                                 ---------

              Total deferred tax assets                             39,255

     Deferred tax liabilities
         Depreciation and amortization                              (9,019)
         State taxes                                               (30,236)
                                                                 ---------

                  Total                                          $      --
                                                                 =========

     The valuation allowance for deferred tax assets as of December 31, 1999 totaled approximately $785,000. The net change in the valuation allowance for the year ended December 31, 1999 was an increase of approximately $419,000.

     As of December 31, 1999, the Company had net tax operating loss carryforwards of approximately $2,071,000 available to offset future federal taxable income and tax liabilities. The federal carryforwards expire in varying amounts through 2019. The Company also had net tax operating loss carryforwards of approximately $890,000 available to offset future California taxable income and tax liabilities. The state carryforwards expire through 2004.

                                                 TMEX USA, INC. AND SUBSIDIARIES
                                      CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                                               December 31, 1999
--------------------------------------------------------------------------------


NOTE 11 - PRIOR PERIOD ADJUSTMENTS

     As of December 31, 1998, the Company did not reflect charges to operations for certain assets or the valuation of certain issuances of stock. As of December 31, 1998, this resulted in a decrease to assets totaling $29,356, an increase to common stock totaling $90, and a net decrease to additional paid-in capital totaling $29,386. The impact for 1998 of these adjustments was reduced by the offsetting the adjustment related to the quasi reorganization (see Note 1) totaling $1,864,282, representing the additional adjustment required to reclassify the accumulated deficit to additional paid-in capital.

     As of December 31, 1997, the Company did not reflect the transferor's cost basis for assets purchased from an officer and stockholder, the issuance of certain shares of common stock, or the valuation of certain issuances of stock, options, and warrants. As of December 31, 1997, this resulted in a decrease to investments totaling $1,085,000, an increase to common stock totaling $87, an increase to additional paid-in capital totaling $208,886, and an increase to the accumulated deficit totaling $1,271,473.

     Accordingly, the 1998 and 1997 financial statements and balances have been restated.


NOTE 12 - YEAR 2000 ISSUE

     The issue whether computer systems would properly recognize date-sensitive information when the year changed to 2000 resulted in no system failures to the Company. The Company is dependent on computer processing in the conduct of its business activities.

     While the Company has taken steps to communicate with outside suppliers, it cannot guarantee that they have all taken the necessary steps to prevent any service interruption that may affect the Company.

     Based on the current operations of the Company's computer systems, management believes there will not be any additional costs related to this issue.


NOTE 13 - SUBSEQUENT EVENTS

     Capital Transactions

     In February and March 2000, the Company accepted subscriptions for 667,250 shares of the Company's common stock for cash ranging from $1.45 to $1.55 per share, or an aggregate of $937,915, net of costs of $62,085. The per share price included a 30% discount.

                                                 TMEX USA, INC. AND SUBSIDIARIES
                                      CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                                               December 31, 1999
--------------------------------------------------------------------------------


NOTE 13 - SUBSEQUENT EVENTS (Continued)

     Capital Transactions (Continued)

     Subsequent to the year ended December 31, 1999 and through the date of this report, the Company issued 516,000 shares of restricted common stock for services valued at $0.80 to $1.75 per share, or an aggregate of $796,450. The Company also issued 24,911 shares of restricted common stock for cash at $1.75 per share to two individuals, or an aggregate of $43,594.

Management's Discussion and Analysis of Certain Relevant Factors

THIS FOLLOWING INFORMATION SPECIFIES CERTAIN FORWARD-LOOKING STATEMENTS OF MANAGEMENT OF THE COMPANY. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ESTIMATE THE HAPPENING OF FUTURE EVENTS ARE NOT BASED ON HISTORICAL FACT. FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY, SUCH AS "MAY", "SHALL", "WILL", "COULD", "EXPECT", "ESTIMATE", "ANTICIPATE", "PREDICT", "PROBABLE", "POSSIBLE", "SHOULD", "CONTINUE", OR SIMILAR TERMS, VARIATIONS OF THOSE TERMS OR THE NEGATIVE OF THOSE TERMS. THE
FORWARD-LOOKING  STATEMENTS  SPECIFIED IN THE  FOLLOWING  INFORMATION  HAVE BEEN
COMPILED BY OUR MANAGEMENT ON THE BASIS OF ASSUMPTIONS MADE BY MANAGEMENT AND CONSIDERED BY MANAGEMENT TO BE REASONABLE. OUR FUTURE OPERATING RESULTS, HOWEVER, ARE IMPOSSIBLE TO PREDICT AND NO REPRESENTATION, GUARANTY, OR WARRANTY IS TO BE INFERRED FROM THOSE FORWARD-LOOKING STATEMENTS.

THE ASSUMPTIONS USED FOR PURPOSES OF THE FORWARD-LOOKING STATEMENTS SPECIFIED IN THE FOLLOWING INFORMATION REPRESENT ESTIMATES OF FUTURE EVENTS AND ARE SUBJECT TO UNCERTAINTY AS TO POSSIBLE CHANGES IN ECONOMIC, LEGISLATIVE, INDUSTRY, AND OTHER CIRCUMSTANCES. AS A RESULT, THE IDENTIFICATION AND INTERPRETATION OF DATA AND OTHER INFORMATION AND THEIR USE IN DEVELOPING AND SELECTING ASSUMPTIONS FROM AND AMONG REASONABLE ALTERNATIVES REQUIRE THE EXERCISE OF JUDGMENT. TO THE EXTENT THAT THE ASSUMED EVENTS DO NOT OCCUR, THE OUTCOME MAY VARY SUBSTANTIALLY FROM ANTICIPATED OR PROJECTED RESULTS, AND, ACCORDINGLY, NO OPINION IS EXPRESSED ON THE ACHIEVABILITY OF THOSE FORWARD-LOOKING STATEMENTS. NO ASSURANCE CAN BE GIVEN THAT ANY OF THE ASSUMPTIONS RELATING TO THE FORWARD-LOOKING STATEMENTS SPECIFIED IN THE FOLLOWING INFORMATION ARE ACCURATE, AND WE ASSUME NO OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENTS.

Summary Financial Information. The summary financial information set forth below is derived from the more detailed consolidated financial statements and notes thereto appearing elsewhere in this Form SB-1. We have prepared our consolidated financial statements contained in this Form SB-1 in accordance with generally accepted accounting principles in the United States. See "Report of Independent Auditors" and "Consolidated Financial Statements". All information should be considered in conjunction with our consolidated financial statements and the notes contained elsewhere in this Form SB-1.


                             Year Ended December 31

================================================================================
Income Statement                          1999              1998          1997
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Revenue                                   413,999            80,145      146,266
--------------------------------------------------------------------------------
Gross Profit (Loss)                     (128,567)            69,886       79,315
--------------------------------------------------------------------------------
Net Income (Loss)                     (2,714,443)       (1,107,963)    (569,416)
--------------------------------------------------------------------------------
Net Income (Loss) Per Share                (0.25)            (0.15)       (0.10)
================================================================================

============================================================================
Balance Sheet                        1999              1998          1997
----------------------------------------------------------------------------

----------------------------------------------------------------------------
Total Assets                      1,543,635           854,898       560,331
----------------------------------------------------------------------------
Long Term Debt                      170,066           300,000       200,000
----------------------------------------------------------------------------
Total Liabilities                   989,545           445,807       383,789
----------------------------------------------------------------------------
Shareholders' Equity                554,090           409,091       176,542
============================================================================

Results of Operations for the Year Ended December 31, 1999 Compared to the Year Ended December 31, 1998. Revenues for the year ended December 31, 1998 totaled $80,145 and increased for the year ended December 31, 1999 to $413,999. The increase represents the beginning of two new revenue sources, (i) in May 1999, we began offering Mexican voice and data services to United States telecommunications companies using a laser connection in Laredo Texas which resulted in $354,611 in 1999 only; and (ii), in December 1999, we began generating revenues from our debit calling card business which resulted in $14,057 in 1999 only.

We incurred a net loss of $2,714,443 for the year ended December 31, 1999, compared to $1,107,963, for the year ended December 31, 1998. The increased loss for the year ended December 31, 1999, resulted from 2 reasons, (i) the margins on the telecommunications services being provided are very small; and (ii) stock issued for services totaled $1,663,166 of compensation expenses in 1999, compared to $328,640 in 1998.

In total, compensation increased from $183,953 for the year ended December 31, 1998, to $1,714,641 for the year ended December 31, 1999, due primarily to additional services and compensation paid in stock.

We have incurred losses since our inception. As of December 31, 1999, we had an accumulated deficit of $2,714,443. We expect to incur operating losses during 2000. Our results of operations have been and may continue to be subject to significant fluctuations. The results for a particular period may vary due to a number of factors, many of which are beyond our control, including (i) the impact of price competition on our prices for products and services; (ii) market acceptance of new product or service introductions by us or our competitors;
(iii) the timing of expenditures in anticipation of future sales; and, (iv) economic conditions generally.

Results of Operations for the Year Ended December 31, 1998 Compared to the Year Ended December 31, 1997. Revenues for the year ended December 31, 1997 totaled $146,266 and decreased for the year ended December 31, 1998 to $80,145. The decrease in revenues was primarily attributed to the decrease in the amount of computer network consulting services provided by us.

We incurred a net loss of $1,107,963 for the year ended December 31, 1998, compared to approximately $569,416, for the year ended December 31, 1997. The increased loss for the fiscal year ending December 31, 1998, resulted primarily from stock issued for services which totaled $328,640 of compensation expenses in 1998.

Liquidity and Capital Resources. In 1998 and 1999 we funded our operations primarily from equity investments through issuances of our securities and through the issuance of notes payable.

In March 1999, we issued 315,789 shares of our $.001 par value common stock pursuant to Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D promulgated pursuant to that Act in connection with the conversion of a $300,000 convertible note payable, or at a conversion rate of $0.95 per share. In connection with the conversion, the parties agreed to modify an option to purchase shares of our $.001 par value common stock. The original option was granted in October 1998, whereby the note holder had the option to purchase 280,000 shares of shares of our $.001 par value common stock for cash at $1.25 per share at the time of conversion of the note payable into shares of shares of our $.001 par value common stock through October 16, 1999. In March 1999, such option was terminated, and an existing stockholder issued options to the note holder.

Our available cash and equivalents increased from $248,515 at December 31, 1998, to $375,387 at December 31, 1999. Our current liabilities increased from $145,807 to $819,479. Our net property and equipment increased from $539,566 to $823,190 due primarily to the purchase of additional telecom equipment. Our property and equipment consists primarily of equipment with an expected useful life of 5 years. Depreciation expense for the years ended December 31, 1999 and 1998, were $184,748 and $86,655, respectively.

Our cash flows used in operating activities were $400,579 for the year ended December 31, 1998, and $708,981 for the year ended December 31, 1999. The increase in funds expended was primarily the result of ongoing capital acquisitions necessary to effectuate our business plan. Cash provided by financing activities increased from $884,278 for the year ended December 31, 1998, to $1,008,808 for the year ended December 31, 1999, due to $896,276 received from a private placement of our common stock.

Our available cash and equivalents increased from $73,880 at December 31, 1997 to $248,515 at December 31, 1998. Our net property and equipment increased from $317,157 to $539,566, and our current liabilities decreased from $183,789 to $145,807.As of December 31, 1998 we had $146,573 of working capital, which is an increase from the working capital deficit of $25,817 we had at December 31, 1997.

We believe that current and future available capital resources, including revenues generated from operations and planned issuances of our capital stock, will be adequate to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months. If, however, our capital requirements or cash flows vary materially from our current projections or if unforeseen circumstances occur, we may require additional financing sooner than we anticipate. Failure to raise necessary capital could restrict our growth, limit our development of new products and services, or hinder our ability to compete. Such capital may be raised through public or private financing as well as borrowing and other sources.

There can be no assurance that funding for our operations will be available under favorable terms, if at all. If adequate funds are not available, we may be required to curtail operations significantly or to obtain funds by entering into arrangements with collaborative partners or others that may require us to relinquish rights to certain products and services that we would not otherwise relinquish.

Our Plan of Operation For Next 12 Months. We have entered into substantial contracts in connection with the debit calling card business, and we anticipate that we will have significant revenue growth in 2000. In addition, we are in the process of increasing our capacity through the acquisition of new telephone circuitry which will allow us to enter into new and more cost efficient contracts in the purchase of wholesale telephone and data minutes.

To fulfill current contracts, we must expand our infrastructure and facilities. The current capacity of our network is 4 million minutes per month. Our capacity limitation is primarily based on current access to the Alestra fiber network in Mexico. We have entered into an agreement for additional connections to Alestra's fiber network, and we anticipate that the proposed expansion of our network will increase our capacity to more than 50 million minutes a month with 100% redundancy. We believe that 12 weeks is required from the receipt of additional financing to complete the connection process.

We anticipate that we will seek additional capital to expand our global Network Point of Presence (POPs) in Atlanta and New York. With this additional capital and expansion of our network, we can support existing wholesale and debit calling card contracts, hire additional personnel, attract more strategic partners, and implement our sales and marketing strategy.

We believe that the expansion of our POPs in Atlanta and New York will allow us greater access to competitive rates into telecommunications markets on a global basis, therefore, lowering the costs of goods sold. The majority of telephone minutes for our current debit card programs are mainly targeted towards the Mexican and Latin markets, which traditionally operate upon lower profit margins. We plan to expand our debit calling card programs globally, including Central and South America, Europe and Asia upon the completion of our network expansion.

We also anticipate that the expansion of our POPs in Atlanta and New York will allow for quicker implementation time for connecting to our customers and vendors. By having switching facilities in the major United States telephony
cross-connection   facilities,  we  will  reduce  the  implementation  time  and bandwidth required to facilitate wholesale contracts for Mexican telephone traffic and vendors. Delays in implementation could result in the loss of wholesale contracts due to the changing market prices.

Business Interruption; Reliance on Computer and Telecommunications Infrastructure. Our success is dependent, in large part, on our continued investment in sophisticated telecommunications, computer systems and computer software. We anticipate making significant expenditures for the acquisition, development and maintenance of such technologies in an effort to remain competitive and anticipate that such expenditures will be necessary on an ongoing basis. Moreover, computer and telecommunication technologies are evolving rapidly and are characterized by short product life cycles, which requires us to anticipate technological developments. There can be no assurance that we will be successful in anticipating, managing or adopting such technological changes on a timely basis or that we will have the cash necessary to acquire new technologies or improve existing technologies. In addition, our business is highly dependent on its computer and telecommunications equipment and software systems, the temporary or permanent loss of which, by physical damage or operating malfunction, could have a material adverse effect on our business. Operating malfunctions in the software systems of financial institutions, market makers and other parties might have an adverse affect on our operations. Our business is materially dependent on service provided by various local and long distance telephone companies. A significant increase in the cost of telephone services that is not recoverable through an increase in the price of our services, or any significant interruption in telephone services, could have a material adverse effect on us.

Our systems may fail due to natural disasters, telecommunications failures and other events, any of which would limit user traffic. Fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events could damage our communications hardware and computer hardware operations and cause interruptions in services. Computer viruses, electronic break-ins or other similar disruptive problems could cause failures in our systems. If any of these circumstances occurred, our business could be harmed. Our insurance policies, if any, may not adequately compensate us for any losses that may occur due to any failures of or interruptions in our systems. We do not presently have a formal disaster recovery plan. Our telecommunications must accommodate a high volume of traffic. Our telecommunications may experience slower response times or decreased traffic for a variety of reasons. In addition, we depend on third party service providers. Many of these providers and operators have experienced significant outages in the past and could experience outages, delays and other difficulties due to system failures unrelated to our systems. Any of these system failures could harm our business.

Impact of the Year 2000. The Year 2000 (commonly referred to as "Y2K") issue results from the fact that many computer programs were written using two, rather than four, digits to identify the applicable year. As a result, computer programs with time-sensitive software may recognize a two-digit code for any year in the next century as related to this century. For example, "00", entered in a date-field for the year 2000, may be interpreted as the year 1900, resulting in system failures or miscalculations and disruptions of operations, including, among other things, a temporary inability to process transactions or engage in other normal business activities. Although companies and governments in the United States spent an estimated $150 billion to $225 billion repairing the problem, countries such as Russia and China, which spent relatively minor amounts, seemed to clear the New Year's Day hurdle with equal success. Major news media in the United States are reporting that, after years of work and billions of dollars spent repairing the Year 2000 computer glitch; the technological tranquility of New Year's Day has raised a new concern that the United States overreacted to this problem. Although it is still too soon to conclude positively that the Y2K transition has passed without mishap, we believe that Y2K issues will not have a material adverse affect on our business.

Significant Parties.

List the full names and business and residential addresses, as applicable, for the following persons:

a)   the issuer's directors;

===================================================================
Full Name                            Business Address
-------------------------------------------------------------------
Cooper Lee                           5031 Birch Street, Suite G
                                     Newport Beach, CA 92660
-------------------------------------------------------------------
Crofton Cooper                       5031 Birch Street, Suite G
                                     Newport Beach, CA 92660
-------------------------------------------------------------------
Cecil Zeringue                       5031 Birch Street, Suite G
                                     Newport Beach, CA 92660
===================================================================

b)   the issuer's officers;

===================================================================
Full Name                            Business Address
-------------------------------------------------------------------
Cooper Lee                           5031 Birch Street, Suite G
                                     Newport Beach, CA 92660
-------------------------------------------------------------------
Crofton Cooper                       5031 Birch Street, Suite G
                                     Newport Beach, CA 92660
-------------------------------------------------------------------
Cecil Zeringue                       5031 Birch Street, Suite G
                                     Newport Beach, CA 92660
-------------------------------------------------------------------
Ray Taylor                           5031 Birch Street, Suite G
                                     Newport Beach, CA 92660
-------------------------------------------------------------------
David Shomaker                       5031 Birch Street, Suite G
                                     Newport Beach, CA 92660
===================================================================

c)   the issuer's general partners;

          None. Issuer is a corporation.

d) record owners of 5 percent or more of any class of the issuer's equity securities;

===================================================================
Full Name                            Business Address
-------------------------------------------------------------------
-------------------------------------------------------------------
David Lohrey                         6 Leeward Rd
                                     Belvedere, CA 94920
-------------------------------------------------------------------
-------------------------------------------------------------------
Cooper Lee                           5031 Birch Street, Suite G
                                     Newport Beach, CA 92660
-------------------------------------------------------------------
-------------------------------------------------------------------
Crofton Cooper                       5031 Birch Street, Suite G
                                     Newport Beach, CA 92660
===================================================================

e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

          Same owners as specified in Paragraph 4.

f)   promoters of the issuer;

          Not Applicable

g)   affiliates of the issuer;

          None.

h)   counsel to the issuer with respect to the proposed offering;

          Stepp & Beauchamp LLP
          1301 Dove Street, Suite 460
          Newport Beach, CA 92660

i)   each underwriter with respect to the proposed offering;

          There are no underwriters for the proposed offering, although the Company reserves the right to engage underwriters in the future.

j)   the underwriter's directors;

          No underwriters. No directors.

k)   the underwriter's officers;

          No underwriters. No officers.

l)   the underwriter's general partners; and

          No underwriters. No general partners.

m)   counsel to the underwriter.

          No underwriters. No counsel.

Relationship with Issuer of Experts Named in Registration Statement.

No "expert", as that term is defined pursuant to Regulation Section 228.509(a) of Regulation S-B, or the Company's "counsel", as that term is defined pursuant to Regulation Section 228.509(b) of Regulation S-B, was hired on a contingent basis, or will receive a direct or indirect interest in the Company, or was a promoter, underwriter, voting trustee, director, officer, or employee of the Company, at any time prior to the filing of this Registration Statement.

Selling Security Holders.

Not Applicable.

Changes in and Disagreements with Accountants.

There have been no changes in or disagreements with our accountants since our formation required to be disclosed pursuant to Item 304 of Regulation S-B, except for the following:

In February 2000, our former accountant, the firm of Haynie and Company, a California corporation ("Haynie"), resigned as our independent auditor. Haynie's reports on the financial statements for either of the past two (2) years did not contain an adverse opinion or disclaimer of opinion and the reports were not modified as to audit scope or accounting principles. The decision to change accountants was recommended and approved by our Board of Directors and did not result from any disagreement regarding our policies or procedures. In February 2000, we engaged new accountants, the firm of Singer, Lewak, Greenbaum & Goldstein, LLP as the principal accountants to audit our financial statements. A correspondence from Haynie dated April 12, 2000 specifying that our disclosures regarding the change in accountants are true and correct was attached as Exhibit 99 to the Form 10-KSB, which was filed with the Securities and Exchange Commission on or about April 17, 2000.

Disclosure  of  Commission   Position  on  Indemnification  for  Securities  Act
Liabilities.

IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, INDEMNIFICATION FOR LIABILITIES ARISING PURSUANT TO THE SECURITIES ACT OF 1933 IS CONTRARY TO PUBLIC POLICY AND, THEREFORE, UNENFORCEABLE.

                PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Indemnification of Directors and Officers.

Indemnification Agreements. On April 12, 2000, we entered into indemnification agreements with Cooper Lee, Crofton Cooper and Cecil Zeringue pursuant to which we agree to indemnify each such person for all expenses and liabilities, including criminal monetary judgments, penalties and fines, incurred by such person in connection with any criminal or civil action brought or threatened against such person by reason of such person being or having been our executive officer or director. In order to be entitled to indemnification by us, such person must have acted in good faith and in a manner such person believed to be in our best interests and, with respect to criminal actions, such person must have had no reasonable cause to believe his or her conduct was unlawful.

IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, INDEMNIFICATION FOR LIABILITIES ARISING PURSUANT TO THE SECURITIES ACT OF 1933 IS CONTRARY TO PUBLIC POLICY AND, THEREFORE, UNENFORCEABLE.

Other Expenses of Issuance and Distribution.

We will pay all expenses in connection with the registration and sale of the shares of our $.001 par value common stock. The estimated expenses of issuance and distribution are set forth below.

        ===================================================================
        Registration Fees                 Approximately          $1,320.00
        -------------------------------------------------------------------
        Transfer Agent Fees               Approximately          $2,000.00
        -------------------------------------------------------------------
        Costs of Printing and Engraving   Approximately          $3,680.00
        -------------------------------------------------------------------
        Legal Fees                        Approximately         $10,000.00
        -------------------------------------------------------------------
        Accounting Fees                   Approximately          $8,000.00
        ===================================================================

Undertakings.

A. Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

B. The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the 1933 Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (Section 230.424(b) of Regulation S-B) if, in the aggregate, the changes in volume and price represent no more than a 20%
     change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

          (iii) To include any additional or changed material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Unregistered Securities Issued or Sold Within One Year.

There have been no sales of unregistered securities within the last year which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

In March 1999, we issued 315,789 shares of our $.001 par value common stock pursuant to Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D promulgated pursuant to that Act in connection with the conversion of a $300,000 convertible note payable, or at a conversion rate of $0.95 per share. In connection with the conversion, the parties agreed to modify an option to purchase shares of our $.001 par value common stock. The original option was granted in October 1998, whereby the note holder had the option to purchase 280,000 shares of shares of our $.001 par value common stock for cash at $1.25 per share at the time of conversion of the note payable into shares of shares of our $.001 par value common stock through October 16, 1999. In March 1999, such option was terminated, and an existing stockholder issued options to the note holder.

Index to Exhibits.

Exhibit No.

3.1       Articles of Incorporation
          (Charter Document)

3.2       Certificate of Amendment to Articles of Incorporation
          (Charter Document)

3.3       Bylaws

5.        Opinion Re: Legality

8.        Opinion Re: Tax Matters (not applicable)

10.1      Employment Agreement with Crofton Cooper
          (material contract)

10.2      Employment Agreement with Cooper Lee
          (material contract)

10.3      Employment Agreement with Cecil Zeringue
          (material contract)

10.4      Employment Agreement with Michael Garone
          (material contract)

10.5      Indemnification Agreement with Crofton Cooper
          (material contract)

10.6      Indemnification Agreement with Cooper Lee
          (material contract)

10.7      Indemnification Agreement with Cecil Zeringue
          (material contract)

10.8      Stock Option Plan

23.1      Consent of Auditors

23.2      Consent of Counsel

24.       Power  of  Attorney  is  included  on  the   Signature   Page  of  the
          Registration Statement

27.       Financial Data Schedule

99        Correspondence from former accountants

                                   SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it satisfies all of the requirements of filing this Registration Statement on Form SB-1 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Newport Beach, State of California on this 3 day of May, 2000.

                                                            TMEX USA, Inc.
                                                            a Nevada corporation

                                                            By: /s/ Cooper Lee
                                                               -----------------
                                                                 Cooper Lee
                                                            Its: President

In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed on this 3 day of May, 2000, the following persons in the capacities and on the dates stated:


/s/ Crofton Cooper                          May 3, 2000
-----------------------------------
Crofton Cooper
Chief Executive Officer, Director


/s/ Cecil Zeringue                           May 3, 2000
-----------------------------------
Cecil Zeringue
Vice President, Director